Exhibit 99.1

CREDICORP Ltd.

Lima, Peru, May 02nd, 2019 – Credicorp (NYSE: BAP) announced its unaudited results for the first quarter of 2019. These results are consolidated according to IFRS in Soles.

First Quarter Results 2019

In 1Q19, Credicorp reported net income of S/ 1,100.9 million, which translated into an ROAE and ROAA of 18.5% and 2.5%, respectively. This result represented an increase of 15.0% and 6.1% QoQ and YoY, respectively.

The QoQ increase was mainly due to contraction in operating expenses in line with the seasonality of the 1Q, and in a lesser extent to the drop in provisions for credit losses. The aforementioned was partially offset by the reduction in Net Interest Income (NII) and the increase in income tax, which in turn was due to the increase in net income and in the dividends paid by subsidiaries to Credicorp.

The YoY increase in net income is explained by growth in NII and in the core items of non-financial income such as fee income and gains on FX transactions. The aforementioned was partially offset by the increase in operating expenses.

The results in 1Q19 show:

• QoQ contraction in Total Loans, measured in average-daily balances, mainly due to the drop in Wholesale Banking loans and SME-business segment. In the YoY analysis, which eliminates the effect of seasonality, total loans measured in average daily balances grew +7.2%, which was led by Retail Banking followed by Wholesale Banking. The aforementioned expansion was also due, although to a lesser extent, to growth at BCP Bolivia and Mibanco.

• NII contracted -2.5% QoQ, in line with the decrease in loan growth. In YoY terms, NII expanded 7.1% due to higher dynamism in total loans, which was mainly driven by i) growth in interest income on loans as a result of average daily loan balances expansion and ii) by a more favorable funding structure, where deposits increased their share of total funding. In this context, the net interest margin (NIM) decreased -27 bps QoQ and rose +21 bps YoY.

• The cost of risk (CofR) fell -6 bps QoQ to situate at 1.41% in line with the decrease in Mibanco’s CofR, due to the reduction of its provision requirement. In the YoY analysis, the CofR fell -7 bps mainly attributable to the reduction of BCP Stand-alone’s CofR, which was in line with the expansion of its loan portfolio and the improvement in risk quality.

• In this context, the risk-adjusted NIM decreased -19 bps QoQ, in line with the contraction in NII. However, in YoY terms, risk-adjusted NIM improved +21 bps.

• Non-financial income expanded QoQ due to an increase in the Net gain on sales of securities, mainly through Credicorp Capital. Nevertheless, the main components, such as Fee income and the Net gain on foreign exchange transactions, fell QoQ after having registered satisfactory levels of income generation in 4Q18. In the YoY analysis, the main components of non-financial income reported growth due to an increase in transactional activity, mainly through BCP Stand-alone. However, it is important to keep in mind, that the pace of growth of these main components has decreased over the years due to regulatory changes in the fees charged to retail clients; higher competition in the local market; and our transactional strategy to encourage clients to migrate to digital channels.

• The underwriting result fell -9.9% due to an increase in net claims and higher acquisition cost in the P&C business. The latter was mitigated by an increase in the net earned premiums in life insurance business.

• The efficiency ratio improved -340 bps QoQ and -50 bps YoY. In the QoQ analysis, the improvement in efficiency was due to seasonal reduction in operating expenses. In that sense, the YoY analysis provides a clearer picture, where operating income growth, which in turn was driven by the increase in Net interest income, outpaced the expansion posted by operating expenses.

Table of Contents

Credicorp (NYSE: BAP): First Quarter Results 2019		3
	Financial Overview	3
	Credicorp and subsidiaries	4
1.	Interest-earning assets (IEA)	5
	1.1. Evolution of IEA	5
	1.2. Credicorp Loans	6
	1.2.1. Loan evolution by business segment	6
	1.2.2. Evolution of the level of dollarization by segment	8
	1.2.3. BCRP de-dollarization plan at BCP Stand-alone	9
	1.2.4. Market share in loans	10
2.	Funding Sources	11
	2.1. Funding Structure	11
	2.2. Deposits	12
	2.2.1. Deposits: dollarization level	13
	2.2.2. Market share in Deposits	14
	2.3. Other funding sources	14
	2.4. Loan / Deposit (L/D)	15
	2.5. Funding Cost	16
3.	Portfolio quality and Provisions for loan losses	18
	3.1. Provisions for loan losses	18
	3.2. Portfolio Quality: Delinquency ratios	19
	3.2.1. Delinquency indicators by business line	20
4.	Net Interest Income (NII)	25
	4.1. Interest Income	25
	4.2. Interest Expenses	26
	4.3. Net Interest Margin (NIM) and Risk-Adjusted NIM	27
5.	Non-Financial Income	29
	5.1. Fee Income	30
	5.1.1. By subsidiary	30
	5.1.2. Fee income in the Banking Business	31
6.	Insurance Underwriting Result	32
	6.1. Net earned premiums	33
	6.2. Net claims	34
	6.3. Acquisition cost	34
7.	Operating Expenses and Efficiency	36
	7.1. Credicorp’s Administrative, General and Tax Expenses	37
	7.2. Efficiency Ratio	38
8.	Regulatory Capital	40
	8.1. Regulatory Capital – BAP	40
	8.2. Regulatory Capital – BCP Stand-alone based on Peru GAAP	41
9.	Distribution channels	43
	9.1 Universal Banking	43
	9.1.1 Points of Contact – BCP Stand-alone	43
	9.1.2 Points of contact by geographic area – BCP Stand-alone	43
	9.1.3 Transactions per channel – BCP Stand-alone	44
	9.1.4 Points of Contact – BCP Bolivia	45
	9.2 Microfinance	45
	9.2.1 Points of Contact – Mibanco	45
10.	Economic Perspectives	46
	10.1. Peru Economic Forecasts	46
	10.2. Main Economic Variables	46
11.	Appendix	50
	11.1. Credicorp	50
	11.2. BCP Consolidated	52
	11.3. Mibanco	55
	11.4. BCP Bolivia	56
	11.5. Credicorp Capital	57
	11.6. Atlantic Security Bank	58
	11.7. Grupo Pacifico	60
	11.8. Prima AFP	62
	11.9. Table of calculations	63

Credicorp (NYSE: BAP): First Quarter Results 2019

Financial Overview

Credicorp Ltd.		Quarter		% change
S/ 000	1Q18	4Q18	1Q19	QoQ	YoY
Net interest income	2,042,901	2,244,252	2,188,918	-2.5%	7.1%
Provision for credit losses on loan portfolio, net of recoveries	(371,024)	(407,954)	(383,211)	-6.1%	3.3%
Net interest income after provisions	1,671,877	1,836,298	1,805,707	-1.7%	8.0%
Other income (1)	1,106,857	1,153,234	1,170,507	1.5%	5.8%
Insurance underwriting result	116,156	121,154	109,149	-9.9%	-6.0%
Total expenses	(1,444,846)	(1,749,181)	(1,538,126)	-12.1%	6.5%
Profit before income tax	1,450,044	1,361,505	1,547,237	13.6%	6.7%
Income taxes	(385,392)	(384,352)	(423,973)	10.3%	10.0%
Net profit	1,064,652	977,153	1,123,264	15.0%	5.5%
Non-controlling interest	26,844	20,220	22,397	10.8%	-16.6%
Net profit attributable to Credicorp	1,037,808	956,933	1,100,867	15.0%	6.1%
Net income / share (S/)	13.01	12.00	13.80	15.0%	6.1%
Loans	100,570,511	110,759,390	108,350,384	-2.2%	7.7%
Deposits and obligations	98,193,105	104,551,311	103,727,257	-0.8%	5.6%
Net equity	21,312,210	23,839,243	23,692,091	-0.6%	11.2%
Profitability
Net interest margin (1)(2)	5.16%	5.64%	5.37%	-27 bps	21 bps
Risk-adjusted Net interest margin (1)(2)	4.22%	4.62%	4.43%	-19 bps	21 bps
Funding cost	2.26%	2.39%	2.41%	2 bps	15 bps
ROAE	19.3%	16.3%	18.5%	220 bps	-80 bps
ROAA	2.4%	2.2%	2.5%	30 bps	10 bps
Loan portfolio quality
IOL ratio (3)	2.98%	2.81%	2.91%	10 bps	-7 bps
IOL over 90 days ratio (1)	2.19%	2.13%	2.09%	-4 bps	-10 bps
NPL ratio (4)	3.88%	3.97%	4.09%	12 bps	21 bps
Cost of risk (5)	1.48%	1.47%	1.41%	-6 bps	-7 bps
Coverage ratio of Internal overdue loans	160.4%	158.9%	154.2%	-470 bps	-620 bps
Coverage ratio of IOL 90-days	217.8%	210.4%	214.8%	440 bps	-300 bps
Coverage ratio of NPLs	123.0%	112.7%	109.7%	-300 bps	-1330 bps
Operating efficiency
Efficiency ratio (1)(6)	42.6%	45.5%	42.1%	-340 bps	-50 bps
Operating expenses / Total average assets (1)(7)	3.48%	4.04%	3.56%	-48 bps	8 bps
Insurance ratios
Combined ratio of P&C (8)(9)	105.1%	101.6%	104.4%	280 bps	-70 bps
Loss ratio (9)(10)	57.6%	60.6%	65.6%	500 bps	800 bps
Underwriting result / net earned premiums (9)	8.5%	7.5%	5.2%	-230 bps	-330 bps
Capital adequacy (11)
BIS ratio (12)	15.91%	14.17%	15.49%	132 bps	-42 bps
Tier 1 ratio (13)	11.75%	10.28%	11.73%	145 bps	-2 bps
Common equity tier 1 ratio (14)	11.22%	11.55%	11.39%	-16 bps	17 bps
Employees	33,445	34,024	34,193	0.5%	2.2%
Share Information
Outstanding Shares	94,382	94,382	94,382	0.0%	0.0%
Treasury Shares (15)	14,621	14,621	14,621	0.0%	0.0%
Floating Shares	79,761	79,761	79,761	0.0%	0.0%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Annualized.

(3) Internal overdue loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue ratio: Internal overdue loans / Total loans.

(4) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.

(5) Cost of risk: Annualized Provision for credit losses on loan portfolio, net of recoveries / Total loans.

(6) Efficiency ratio = (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost) / (Net interest, similar income and expenses + Fee Income + Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Net earned premiums).

(7) Operating expenses / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

(8) Combined ratio = (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums]. Does not include Life insurance business.

(9) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

(10) Net claims / Net earned premiums.

(11) All Capital ratios are for BCP Stand-alone and based on Peru GAAP.

(12) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(13) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(14) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses)."

(15) These shares are held by Atlantic Security Holding Corporation (ASHC).

3

Credicorp and subsidiaries

Earnings contribution *		Quarter		% change
S/ 000	1Q18	4Q18	1Q19	QoQ	YoY
Universal Banking
BCP Stand-alone	741,044	694,560	815,966	17.5%	10.1%
BCP Bolivia	18,480	22,876	12,640	-44.7%	-31.6%
Microfinance
Mibanco (1)	120,812	99,778	99,611	-0.2%	-17.5%
Encumbra	603	1,952	1,825	-6.5%	202.7%
Insurance and Pensions
Grupo Pacifico (2)	77,295	105,492	77,157	-26.9%	-0.2%
Prima AFP	35,257	30,471	57,000	87.1%	61.7%
Investment Banking and Wealth Management
Credicorp Capital	21,074	(15,712)	15,419	-198.1%	-26.8%
Atlantic Security Bank	30,699	17,071	49,748	191.4%	62.1%
Others (3)	(7,456)	445	(28,499)	N/A	282.2%
Net income attributed to Credicorp	1,037,808	956,933	1,100,867	15.0%	6.1%

*Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries).

(1) The figure is lower than the net income of Mibanco because Credicorp owns 97.74% of Mibanco (directly and indirectly).

(2) The contribution is higher than Grupo Pacifico’s net income because Credicorp owns 65.20% directly, and 33.59% through Grupo Credito.

(3) Includes Grupo Credito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

ROAE	1Q18	Quarter 4Q18	1Q19
Universal Banking
BCP Stand-alone	22.9%	19.4%	22.5%
BCP Bolivia	11.8%	13.5%	7.4%
Microfinance
Mibanco (1)	30.6%	21.4%	21.3%
Encumbra	4.2%	13.3%	12.4%
Insurance and Pensions
Grupo Pacifico (2)	11.3%	16.3%	11.8%
Prima	24.3%	19.4%	37.6%
Investment Banking and Wealth Management
Credicorp Capital	11.1%	-8.8%	9.8%
Atlantic Security Bank	15.4%	8.7%	25.9%
Credicorp	19.3%	16.3%	18.5%

(1) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 28.1% in 1Q18, 19.9% in 4Q18 and 19.8% in 1Q19.

(2) Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 15.2% in 1Q18, 19.3% in 4Q18 and 14.4% in 1Q19."

4

1.	Interest-earning assets (IEA)

Although IEAs reported levels similar to those posted last quarter, their composition reflects a contraction in loans and an expansion in total investments. In the YoY analysis, which eliminates the effect of seasonality on loans, the dynamic improved due primarily to loan growth and, to a lesser extent, to an increase in total investments. It is important to note the growth of +7.2% YoY in average daily loan balances, which improved the loan mix by segment and therefore boosted the NII.

Interest earning assets		As of		% change
S/ 000	Mar 18	Dec 18	Mar 19	QoQ	YoY
Cash and due from banks (1)	15,308,923	14,478,739	14,816,077	2.3%	-3.2%
Interbank funds	72,611	253,970	288,093	13.4%	296.8%
Total investments (2)	34,672,546	32,863,118	34,960,529	6.4%	0.8%
Cash collateral, reverse repurchase agreements and securities borrowing	7,117,632	4,082,942	4,026,447	-1.4%	-43.4%
Financial assets designated at fair value through profit or loss	533,797	521,185	576,618	10.6%	8.0%
Total loans (3)	100,570,511	110,759,390	108,350,384	-2.2%	7.7%
Total interest earning assets	158,276,020	162,959,344	163,018,148	0.0%	3.0%

(1) The amounts differ from those previously reported due to the reclassification to the item "Cash collateral, reverse repurchase agreements and securities borrowing", mainly for the cash collateral in dollars delivered to the BCRP, which was previously presented in the item "Cash and due from banks".

(2) The figures differ from those previously reported due to the disclosure of "Financial assets designated at fair value with effect on results" as a separate item within IEA.

(3) Quarter-end balances.

Total Investments		As of		% change
S/ 000	Mar 18	Dec 18	Mar 19	QoQ	YoY
Fair value through profit or loss investments	7,921,749	3,512,445	4,136,148	-12.4%	-10.7%
Fair value through other comprehensive income investments (1)	22,673,306	25,195,835	27,184,560	-1.4%	-43.4%
Amortized cost investments	4,077,491	4,154,838	3,639,821	10.6%	8.0%
Total investments	34,672,546	32,863,118	34,960,529	6.4%	0.8%

(1) The figures differ from those previously reported due to the disclosure of "Financial assets designated at fair value with effect on results" as a separate item within IEA.

1.1.	Evolution of IEA

Total loans

Total loans, measured in quarter-end balances, fell -2.2% QoQ due primarily to:

(i)	A contraction in loans in Wholesale Banking, in both Corporate and Middle Market Banking.

(ii)	The drop in loans in SME-Business and SME-Pyme.

The aforementioned was partially offset by growth in quarter-end balances in the Mortgage, Consumer and Credit Card segments within the Retail Banking portfolio and by the increase in loans registered in Mibanco and Bolivia.

On the contrary, the YoY evolution reveals an increase of 7.7% in total loans, which was attributable to:

(i)	Growth in Retail Banking loans in all segments, in particular in Mortgage, Credit Cards and SME- Pyme.

(ii)	Growth in Wholesale Banking.

(iii)	Growth in loans from other subsidiaries such as BCP Bolivia and Mibanco.

It is important to note that the 7.7% increase in quarter-end balances reflects a slight slowdown in the pace of growth, which was attributable to lower growth in Wholesale Banking. This drop was expected given that throughout 2018, this portfolio reported higher-than-expected growth rates that would have been difficult to sustain over time.

5

Investments

Total investments increased +6.4% QoQ, which was mainly attributable to purchases of BCRP CDs at BCP Stand-alone in the fair value through comprehensive income investments (formerly securities available for sale). The YoY evolution of total investments continued to post levels similar to those seen in 1Q18 but reflected a slight recomposition where fair value through comprehensive investments (formerly securities available for sale) increased their share of the investment mix.

Other IEA

Cash and due from banks registered an increase of 2.3% QoQ due to growth in balances held in other banks. This offset the decrease in funds at BCRP, which was associated with a drop in reserve requirements following a slight contraction in deposits.

The YoY evolution, on the other hand, posted a reduction in available funds due to a decrease in deposit balances in foreign banks. This was offset primarily by an increase in funds at BCRP, which was associated with growth in the deposit volume.

1.2. Credicorp Loans

1.2.1. Loan evolution by business segment

The table below shows loan composition by subsidiary and business segment measured in average daily balances, which provide a clearer picture of interest income generation relative to loans, Credicorp’s primary source of income. These balances reflect trends or variations to a different degree than quarter-end balances, which may include pre-payments or loans made at the end of the quarter, which affect average daily balances less than quarter-end balances.

In general, both QoQ and YoY, average daily loan balances evolved along lines similar to those registered by quarter-end balances.

It is important to note that the QoQ contraction is attributable to a drop in Wholesale Banking loans, which was partially attenuated by growth in Retail Banking and Mibanco. This was noteworthy given that this quarter, seasonality impacted loans in the Consumer, SME and Mibanco segments.

In the YoY evolution, the Retail Banking segments were the key players, followed by Wholesale Banking, BCP Bolivia and Mibanco. This dynamic, as expected, led to a loan mix that favored the financial margin.

6

Loan evolution measured in average daily balances by segment (1)

	TOTAL LOANS Expressed in million S/			% change		% Part. in total loans
	1Q18	4Q18	1Q19	QoQ	YoY	1Q18	4Q18	1Q19
BCP Stand-alone	82,078	88,708	88,224	-0.5%	7.5%	81.7%	82.0%	82.0%
Wholesale Banking	43,661	46,476	45,504	-2.1%	4.2%	43.5%	43.0%	42.3%
Corporate	27,607	28,536	27,875	-2.3%	1.0%	27.5%	26.4%	25.9%
Middle - Market	16,054	17,939	17,629	-1.7%	9.8%	16.0%	16.6%	16.4%
Retail Banking	38,416	42,232	42,720	1.2%	11.2%	38.3%	39.0%	39.7%
SME - Business	5,070	5,587	5,258	-5.9%	3.7%	5.0%	5.2%	4.9%
SME - Pyme	8,631	9,396	9,413	0.2%	9.1%	8.6%	8.7%	8.7%
Mortgage	13,312	14,714	15,100	2.6%	13.4%	13.3%	13.6%	14.0%
Consumer	6,970	7,506	7,645	1.8%	9.7%	6.9%	6.9%	7.1%
Credit Card	4,433	5,029	5,305	5.5%	19.7%	4.4%	4.6%	4.9%
Mibanco	9,366	9,763	9,910	1.5%	5.8%	9.3%	9.0%	9.2%
Bolivia	6,256	7,152	7,096	-0.8%	13.4%	6.2%	6.6%	6.6%
ASB	2,710	2,547	2,408	-5.4%	-11.1%	2.7%	2.4%	2.2%
BAP's total loans	100,409	108,170	107,638	-0.5%	7.2%	100.0%	100.0%	100.0%

Highest growth in volumes

Largest contraction in volumes

For consolidation purposes, loans generated in FC are converted to LC.

(1)	Includes Work out unit, and other banking.

Loan Growth QoQ in Average Daily Balances

Expressed in millions of S/

-0.5% QoQ

The analysis by segment reveals a QoQ contraction in loans measured in average daily balances that reflects:

(i)	The contraction in Wholesale Banking loans, both in Corporate Banking and Middle Market Banking.

(ii)	The drop in loans in the SME-Business segment, specifically for working capital loans and, to a lesser extent, to finance sales. Both decreases were attributable to seasonality in this segment.

The aforementioned was offset by QoQ growth in the Mortgage, Consumer and Credit Card segments, both within Retail Banking and at BCP Stand-alone, and by expansion in Mibanco’s loan portfolio.

7

Loan Growth YoY in Average Daily Balances

Expressed in millions of S/

+7.2% YoY

An analysis of YoY growth by segments measured in average daily balances shows:

(i)	Loan expansion in Wholesale Banking, primarily in Middle Market Banking (+9.8% YoY) due to growth in medium and long-term loans.

(ii)	Loan growth in the Mortgage, Credit Card, Consumer, SME and SME-Business segments in Retail Banking.

(iii)	The increase in loans at BCP Bolivia, which registered expansion of +13.4% YoY. This evolution was attributable to loan growth in the Corporate Banking and Mortgage segments (regulated portfolio).

(iv)	Growth in loans at Mibanco (+5.8% YoY), which have resumed a positive trend.

1.2.2. Evolution of the level of dollarization by segment

Loan evolution by currency - average daily balances (1)

	DOMESTIC CURRENCY LOANS					FOREIGN CURRENCY LOANS					% part. by currency
	Expressed in million S/					Expressed in million US$					1Q19
	1Q18	4Q18	1Q19	QoQ	YoY	1Q18	4Q18	1Q19	QoQ	YoY	LC	FC
BCP Stand-alone	50,401	54,850	55,180	0.6%	9.5%	9,794	10,039	9,957	-0.8%	1.7%	62.5%	37.5%
Wholesale Banking	19,761	20,640	19,977	-3.2%	1.1%	7,390	7,660	7,692	0.4%	4.1%	43.9%	56.1%
Corporate	11,951	12,308	11,775	-4.3%	-1.5%	4,841	4,812	4,851	0.8%	0.2%	42.2%	57.8%
Middle-Market	7,810	8,332	8,202	-1.6%	5.0%	2,549	2,849	2,841	-0.3%	11.4%	46.5%	53.5%
Retail Banking	30,640	34,210	35,203	2.9%	14.9%	2,404	2,379	2,265	-4.8%	-5.8%	82.4%	17.6%
SME - Business	2,317	2,556	2,490	-2.6%	7.4%	851	899	834	-7.2%	-2.0%	47.4%	52.6%
SME - Pyme	8,343	9,124	9,161	0.4%	9.8%	89	81	76	-6.1%	-14.7%	97.3%	2.7%
Mortgage	10,365	11,892	12,477	4.9%	20.4%	911	837	790	-5.5%	-13.3%	82.6%	17.4%
Consumer	5,772	6,315	6,478	2.6%	12.2%	370	353	352	-0.4%	-5.0%	84.7%	15.3%
Credit Card	3,843	4,324	4,598	6.4%	19.7%	183	209	213	1.9%	16.7%	86.7%	13.3%
Mibanco	8,847	9,223	9,364	1.5%	5.8%	160	160	164	2.6%	2.6%	94.5%	5.5%
Bolivia	-	-	-	-	-	1,934	2,121	2,139	0.8%	10.6%	-	100.0%
ASB	-	-	-	-	-	838	755	726	-3.9%	-13.4%	-	100.0%
Total loans	59,248	64,073	64,545	0.7%	8.9%	12,726	13,075	12,986	-0.7%	2.0%	60.0%	40.0%

Highest growth in volumes

Largest contraction in volumes

(1) Includes Work out unit, and other banking.

In the analysis of loan expansion by currency, the QoQ and YoY growth is due primarily to an increase in the LC-denominated portfolio (+0.7% QoQ and +8.9% YoY).

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YoY evolution of the level of dollarization by segment (1)(2)(3)

(1) Average daily balances.

(2) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB, however the chart shows only the loan books of BCP Stand-alone and Mibanco.

(3) The year with the historic maximum level of dollarization for Wholesale Banking was 2012, for Mibanco was 2016 and for the rest of segments was 2009.

At BCP Stand-alone, the loan dollarization level fell YoY to 37%. As expected, the Mortgage segment continued to posted a downward trend in dollarization, falling from 22% at the end of March 2018 to 17% at the end of March 2019. The aforementioned is attributable to a high level of loan disbursements in LC in a scenario in which the interest-rate differential for new loans continued to fall.

It is important to note that, as is evident in the following figure, the percentage of loans that is highly exposed to FX risk on credit risk continues to be very low.

FX risk on credit risk – BCP Stand-alone

1.2.3. BCRP de-dollarization plan at BCP Stand-alone

At the end of 2014, BCRP set up a Loan De-dollarization Program. Among the measures taken, reduction targets were set for loan balances in US Dollars with progressive targets for the end of June 2015, December 2016, December 2017, December 2018 and December 2019. These targets apply to the balance of the total FC portfolio, with certain exceptions, and to the balance of the combined mortgage and car portfolio. The balance required at the end of December 2019 is as follows:

(i)	For the total FC portfolio, the goal set for the end of 2018 remains in effect. In this scenario, the balance at the end of December 2019 must represent no more than 80% of the total loan balance in FC reported at the end of September 2013 (excluding loans that fulfill certain specifications).

By the end of March 2019, BCP Stand-alone had already reported a compliance level of 101% with regard to the goal set by BCRP for December 2019.

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(ii)	For the FC Mortgage and Loan portfolio, the goal was adjusted in December 2018. In this scenario, the balance at the end of December 2019 must represent a maximum of 40% of the loan balance for Mortgage and Cars that was reported at the end of February 2013. Every year, the goal will be adjusted 10% to reach a minimum of 5% of Net Equity.

At the end of March 2019, BCP Stand-alone registered a compliance level of 96% with regard to BCRP’s dedollarization goal.

1.2.4. Market share in loans

Market share in Peru

(1) Wholesale Banking market shares are different that previously reported because loans from COFIDE are now included in the denominator.

(2) Mortgage segment includes Mibanco's market share of 1.1% as of February 2019, December 2018 and March 2018.

(3) Consumer segment includes Mibanco's market share of 1.4% as of February 2019, 1.5% as of December 2018 and 1.7% as of March 2018.

(4) Market Shares for Corporate and Middle-market are as of March 2019.

Peruvian Financial System

As of February 2019, BCP Stand-alone continues to be the leader of the Peruvian financial market share (MS) of 28.7%, higher than the MS of 17.4% held by the closest competitor. This level presents a slight reduction compared to the level of March 2018 and December 2018. For its part, Mibanco maintains its MS at 3.2% within the total of the Financial System.

Within Wholesale Banking, the Corporate Banking segment reported a reduction of -230 bps of MS QoQ and Middle Market Banking decreased its MS by -100 bps. In the YoY evolution, Corporate Banking reported a decrease of -330 pbs in its MS while Middle-Market Banking posted an increase of +110 bps. It is important to note that both continue to lead in their respective segments.

In Retail Banking, BCP reported a relatively stable MS, leading the markets in the mortgage and SME-PYME segments. In the SME-Business, consumer and credit card segments, BCP ranks second but in the consumer and credit card segment it has increased its share (19.3% in 1Q19 vs 19.2% in 4Q18 and 22.9% in 1Q19 vs 22.7% in 4Q18, respectively).

Bolivian Financial System

Finally, BCP Bolivia’s MS held steady QoQ but fell slightly YoY. With this result, the bank is ranked fifth in the Bolivian financial system.

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2.	Funding Sources

Total funding fell slightly QoQ, which was mainly attributable to a drop in Due to banks and Correspondents and in Repurchase agreements (BCRP and Third Parties). With regard to Credicorp’s funding structure, total deposits continue to represent the main source of funding with noteworthy on-going growth in savings deposits, which constitute one of the cheapest sources of funding. All of the aforementioned has allowed Credicorp to maintain a relatively stable cost of funding.

Funding		As of		% change
S/ 000	Mar 18	Dec 18	Mar 19	QoQ	YoY
Demand deposits	31,062,028	32,515,165	31,695,558	-2.5%	2.0%
Saving deposits	29,724,860	32,593,978	32,968,147	1.1%	10.9%
Time deposits (1)	30,238,770	31,303,607	31,399,811	0.3%	3.8%
Severance indemnity deposits	6,676,449	7,571,375	7,074,344	-6.6%	6.0%
Interest payable	490,998	567,186	589,397	3.9%	20.0%
Deposits and obligations	98,193,105	104,551,311	103,727,257	-0.8%	5.6%
Due to banks and correspondents	7,824,148	8,448,139	7,219,120	-14.5%	-7.7%
BCRP instruments	6,647,658	5,226,870	4,984,192	-4.6%	-25.0%
Repurchase agreements (2)	2,714,459	2,638,231	2,324,385	-11.9%	-14.4%
Bonds and notes issued	15,318,649	15,457,540	15,472,882	0.1%	1.0%
Total funding	130,698,019	136,322,091	133,727,836	-1.9%	2.3%

(1) 4Q18 figure differs from previously reported, please consider the data presented on this report.

(2) 1Q18 figure differs from previously reported, please consider the data presented on this report.

2.1. Funding Structure

Evolution of the funding structure and cost – BAP

(S/ billions)

The chart that depicts the Evolution of the funding structure and cost at Credicorp is calculated with quarter-end balances. In general, the funding structure mainly reflects:

(i)	The importance of deposits as a source of funding; deposits continued to increase their share of total funding QoQ and YoY, to situate at 77.6% at the end of Mar 19 (vs. 76.7% in Dec 18 and 75.1% in Mar 18).

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(ii)	The deposit mix reflects the significant share held by savings deposits and demand deposits, which continued to represent 62.3% of total deposits at the end of March 2019 (at the end of March 2018, they represented 61.9%). Both types of deposits are considered low-cost alternatives within the deposit mix.

(iii)	Within other sources of funding, the QoQ and YoY analysis reveals an on-going reduction in the volume of BCRP Instruments since 2016when they represented 9.1% of total funding, whereas at the end of March 2019, the figure was situated at 3.7%. This funding source have been replaced mainly by low-cost deposits.

All of the aforementioned has helped keep the funding cost relatively stable since December 2016.

2.2. Deposits

Deposits and obligations		As of		% change
S/ 000	Mar 18	Dec 18	Mar 19	QoQ	YoY
Demand deposits	31,062,028	32,515,165	31,695,558	-2.5%	2.0%
Saving deposits	29,724,860	32,593,978	32,968,147	1.1%	10.9%
Time deposits (1)	30,238,770	31,303,607	31,399,811	0.3%	3.8%
Severance indemnity deposits	6,676,449	7,571,375	7,074,344	-6.6%	6.0%
Interest payable	490,998	567,186	589,397	3.9%	20.0%
Deposits and obligations	98,193,105	104,551,311	103,727,257	-0.8%	5.6%

(1) 4Q18 figure differs from previously reported, please consider the data presented on this report.

Total deposits posted a slight 0.8% decline QoQ, within the composition of deposits and evolution QoQ shows:

(i)	Demand deposits fell mainly at BCP Stand-alone due to a decrease in the level of deposits with the financial system and in current accounts held by Wholesale Banking clients.

(ii)	Savings deposits continue to grow, mainly at BCP Stand-alone and to a lesser extent, at Mibanco. Both increases are associated with profit-sharing payments to natural persons in the month of March. Clients continued to open more savings accounts through the Kiosks and through the interbank payment application Yape.

(iii)	In the case of Time deposits, the increase was associated with higher balances from Middle Market Banking at BCP Stand-alone given that these deposits, which are considered professional funding, were offered at competitive rates.

(iv)	Severance indemnity deposits, which represent a higher-cost funding alternative, fell QoQ due to seasonal effects that are present every 1Q, given that in every 4Q these deposits increase after the second and final Severance indemnity deposit payment of the year is made in November.

In YoY terms, total Deposits increased +5.6%, mainly due to:

(i)	Growth in Savings deposits, which is attributable to campaigns to capture savings, mainly through digital channels; these channels have registered high levels of acceptance and use among BCP Stand-alone’s clients.

(ii)	The increase in Time deposits due to growth in the average balance maintained in current accounts held by Wholesale Banking clients.

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2.2.1. Deposits: dollarization level

Dollarization Level of Deposits (1) – BAP

(1)  Q-end balances.

Credicorp - Deposit Dollarization measured in quarter-end balances

The level of dollarization of Credicorp’s deposits fell QoQ due to higher growth in LC volumes, which was attenuated by a drop in FC volumes.

Growth in LC was attributable primarily to Time deposits and Savings Deposits. With regard to the drop in FC, time deposits and demand deposits registered the most significant decline.

In the YoY evolution, a similar trend was evident and was accompanied by an even more appreciable drop in the dollarization of total deposits. This was once again attributable to growth in time deposits and savings deposits in LC.

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2.2.2. Market share in Deposits

Market share in Peru

Source: BCP

Peruvian Financial System

At the end of February 2019, Credicorp’s subsidiaries in Peru, BCP Stand-alone and Mibanco, registered a market share of 29.6% and 2.9%, respectively. BCP Stand-alone continued to lead the market of total deposits and situated above its next competitor, which registered a MS of 19.1%.

In the YoY analysis, the MS of BCP Stand-alone at the end of February 2019 fell in comparison with the figure reported at the end of March 2018 (30.2%). This was attributable to a decrease in the MS of demand deposits at BCP Stand-alone due to strong competition, mainly in the corporate segment. It is important to mention the increase of Mibanco’s MS YoY was mainly attributable to the campaign of time deposits, which led to an increase from 6.2% in March 2018 to 6.3% at the end of February 2019.

Bolivian Financial System

BCP Bolivia continued to rank fifth in the Bolivian financial system, with an MS of 9.9% at the end of March 2019 in comparison to 9.8% at the end of December 2018. In the YoY analysis, the MS remained stable with regard to March 2018 (9.9%).

2.3. Other funding sources

Other funding sources		As of		% change
S/ 000	Mar 18	Dec 18	Mar 19	QoQ	YoY
Due to banks and correspondents	7,824,148	8,448,139	7,219,120	-14.5%	-7.7%
BCRP instruments	6,647,658	5,226,870	4,984,192	-4.6%	-25.0%
Repurchase agreements (1)	2,714,459	2,638,231	2,324,385	-11.9%	-14.4%
Bonds and notes issued	15,318,649	15,457,540	15,472,882	0.1%	1.0%
Total other funding sources	32,504,914	31,770,780	30,000,579	-5.6%	-7.7%

(1) 1Q18 figure differs from previously reported, please consider the data presented on this report.

The Total of other funding sources fell QoQ, primarily due to a drop in Due to Banks and correspondents and to a lesser extent, to repurchase agreements with third parties and BCRP instruments.

Due to banks and Correspondents registered a decrease due to a drop in the debt level with foreign financial institutions and interbank funds, mainly through BCP Stand-alone.

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With regard to BCRP Instruments, the QoQ decline was mainly associated with maturities of substitution and expansion Repos with BCRP.

Repurchase agreements with third parties fell QoQ due to a decrease in the volume at BCP Stand-alone.

Bonds and subordinated debt registered slight growth QoQ due to corporate bond issuances in the month of February at BCP Stand-alone.

In the YoY evolution, the on-going reduction in BCRP instruments, which have been replaced by deposits with lower costs and tenures as explained in section 2.2 Deposits is noteworthy.

2.4. Loan / Deposit (L/D)

Loan / Deposit Ratio by Subsidiary

The L/D ratio at Credicorp dropped once again QoQ to situate at 104.5%. This was generated in a context in which loans fell more than deposits (-2.2% vs -0.8% respectively). The analysis by subsidiary shows the same trend at BCP Stand-alone. Mibanco, however, posted a slight QoQ increase in the L/D that was attributable to maturities of time deposits held by corporate clients and to QoQ growth in the loan portfolio.

In the YoY analysis, there was a slight increase both in the L/D ratio at both Credicorp and BCP Stand-alone. This was in line with on-going growth in loans throughout 2018, which surpassed the expansion in deposits. Mibanco, in contrast, has registered an on-going decline in the L/D ratio, in line with the campaign in 2018 to capture deposits from natural persons.

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Loan / Deposit Ratio by Currency

Local Currency	Foreign Currency

In the QoQ analysis per currency, a drop in the L/D ratio in LC is evident at Credicorp. This was in line with the increase in LC deposits, mainly through BCP Stand-alone, and was accentuated by the drop in LC loans. The L/D in FC remained stable.

In the YoY analysis, a significant reduction in the L/D ratio in LC was noteworthy and attributable to an increase in the deposit level in LC.

2.5. Funding Cost

Funding Cost – Credicorp (1)

(1) The funding cost by currency is calculated with the average of period-beginning and period-end balances.

Credicorp’s funding cost remained stable QoQ and YoY.

The QoQ evolution was primarily due to:

(i)	An improvement in the total funding mix, which reflected an increase in the volume of sources of lower-cost funding such as Deposits. With regard to other sources of higher-cost funding, there as a decrease in Due to banks and correspondents.

(ii)	A more favorable mix of deposits given that lower-cost deposits, such as saving deposits continue increasing its volume.

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(iii)	Since January 1st, 2019 onwards, we adopted the new requirements of IFRS 161, which, among other things, represented an increase QoQ of 14 million of soles in Interest expenses, which translated into 4 pbs in the 1Q19 funding cost. In that sense, if we exclude the effect of the S/ 14 million from the calculation of the funding cost, the ratio should situate at 2.37%, which translates into a reduction of 2 pbs QoQ.

In the YoY analysis, the funding cost has remained stable since 1Q18, due to:

(i)	The recomposition in the funding structure where deposits posted a significant increase in their share of total funding (from 75.1% 1Q18 to 77.7% 1Q19) and replaced mainly BCRP Instruments.

(ii)	It is important to mention that the increase of + 11 bps YoY (excluding the effect of IFRS 16) of the funding cost is in line with the expected. This was mainly explained by the constant growth of deposit and these in turn have been offered at a more competitive rate, particularly deposits in LC.

Funding Cost by subsidiary– Credicorp

(i)	BCP Stand-alone’s funding cost registered the same trend as Credicorp’s funding cost, mainly associated with the higher volumes of savings deposits. It is important to mention that BCP Stand- alone was the main subsidiary impacted by the application of IFRS 16, the impact was an increase of S / 13.2 million in interest expense, which translated into 4 pbs in the funding cost ratio. If we exclude the impact of IFRS 16 from the calculation of the funding cost, the ratio should situate at 2.11%, which represents a reduction of 2 bps QoQ.

(ii)	At Mibanco, the funding cost reported a slight increase QoQ, which was attributable to the strategies rolled out to capture more retail funding by offering more competitive interest rates.

(iii)	The funding cost at BCP Bolivia decrease QoQ and increase YoY, the latter was due primarily to an increase in interest expenses on deposits.

1 IFRS 16 "Leases" is effective in the presentation of the financial statements since January 1st, 2019 onwards. This mainly affect the accounting treatment for lessees, which will result in the recognition of almost all lease contracts in the statement of financial position, since the standard eliminates the distinction between finance and operating leases. Pursuant to the new standard, we recognized an asset, which is the right of use of the leased asset, and a financial liability related to the lease payments. The impact in the income statement is as follows: the total expense will be normally higher in the initial years of the lease contract and lower in the final years. Furthermore, the operating costs will be replaced with interest expense and depreciation. Please take into account that the new requirements of IFRS 16 are applied by adjusting our consolidated statement of financial position at January 1, 2019, the date of its initial application, without restating the financial information for the comparative period.

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3.	Portfolio quality and Provisions for loan losses

Credicorp’s CofR posted a slight reduction QoQ (6 bps) mainly due to the decrease of the CofR of Mibanco as a result of the reduction of its provision requirement. YoY, the cost of risk decreased 7 bps mainly due to the reduction of BCP’s CofR, in line with the expansion of its loan portfolio and the improvement in risk quality. The NPL ratio increased year-over-year as a result of the growth of the refinanced loans mainly at Wholesale banking

Quarterly evolution of	Year-over-Year evolution of
the Cost of Risk (bps)	the Cost of Risk (bps)

3.1. Provisions for loan losses

Provision for credit losses on loan portfolio, net of recoveries	Quarter			% change
S/ 000	1Q18	4Q18	1Q19	QoQ	YoY
Gross provision for credit losses on loan portfolio	(438,873)	(479,184)	(453,285)	-5.4%	3.3%
Recoveries of written-off loans	67,849	71,230	70,074	-1.6%	3.3%
Provision for credit losses on loan portfolio, net of recoveries	(371,024)	(407,954)	(383,211)	-6.1%	3.3%

The QoQ analysis shows a -6.1% reduction in provisions for loss losses net recoveries, which was driven primarily by:

(i)	The decrease in the provisions requirement at Mibanco after the adjustments made in 2018 to the admission policies (upgrade of the score and calibration of the risk policies applied since 2018) and collections (improvement of collections effectiveness in the first 60 days to avoid increasing the balance of Stage 3 loans) which resulted in the improvement of the default ratio.

(ii)	The decrease in the provisions’ requirement at BCP, mainly from Stage 3 loans, attributable to (i) the reduction of loan balances from construction companies (debt amortization); and (ii) an improvement in the risk quality of the Retail Banking portfolio, at the SME-Pyme, Consumer and Mortgage segments in particular. The latter offset the increase in the provision requirement of some specific Wholesale banking clients of sectors different from construction.

In the YoY analysis, provisions for loan losses net recoveries grew, which was primarily due to:

(i)	The increase in the provisions requirement at Mibanco in line with the deterioration in portfolio quality that was identified in prior quarters (Stage 3 loans); and

(ii)	The relatively stable provisions requirement at BCP Stand-alone, despite growth of the loan portfolio, in line with the decrease of loan balances related to construction sector clients, and the improvement of the risk quality of new Retail banking vintages.

Therefore, Credicorp’s CofR decreased 6 bps QoQ in line with the reduction of Mibanco’s CofR due to the reduction of its provision requirement, as we explained before. In the YoY analysis, Credicorp’s CofR decreased 7 bps in line with the reduction of BCP’s Stand-alone CofR as a result of the improvements in the risk quality of the Retail Banking loan book and the reduction of loan balances related to construction sector portfolio (Wholesale Banking).

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3.2. Portfolio Quality: Delinquency ratios

Portfolio quality and Delinquency ratios		Quarter		% change
S/ 000	1Q18	4Q18	1Q19	QoQ	YoY
Total loans (Quarter-end balance)	100,570,511	110,759,390	108,350,384	-2.2%	7.7%
Allowance for loan losses	4,805,105	4,952,392	4,862,801	-1.8%	1.2%
Write-offs	353,984	518,558	433,231	-16.5%	22.4%
Internal overdue loans (IOLs) (1)	2,995,217	3,117,078	3,153,187	1.2%	5.3%
Internal overdue loans over 90-days (1)	2,206,551	2,353,669	2,263,777	-3.8%	2.6%
Refinanced loans	910,583	1,278,169	1,278,459	0.0%	40.4%
Non-performing loans (NPLs) (2)	3,905,800	4,395,247	4,431,646	0.8%	13.5%
IOL ratio	2.98%	2.81%	2.91%	10 bps	-7 bps
IOL over 90-days ratio (3)	2.19%	2.13%	2.09%	-4 bps	-10 bps
NPL ratio	3.88%	3.97%	4.09%	12 bps	21 bps
Coverage ratio of Internal overdue loans	160.4%	158.9%	154.2%	-466 bps	-620 bps
Coverage ratio of IOL 90-days	217.8%	210.4%	214.8%	440 bps	-300 bps
Coverage ratio of NPLs	123.0%	112.7%	109.7%	-300 bps	-1330 bps

(1) Includes overdue loans and loans under legal collection. (Quarter-end balances)

(2) Non-performing loans include internal overdue loans and refinanced loans. (Quarter-end balances)

(3) Figures differ from previously reported, please consider the data presented in this report.

In terms of Deliquency, it is important to note that:

(i)	The balance of the IOL portfolio posted a moderate increase QoQ and YoY due to the positive evolution of the portfolio risk quality in the last years, which is also reflected in the 3.8% contraction QoQ and the slight increase of 2.6% YoY of the IOL loans over 90 days.

(ii)	The NPL portfolio posted a significant increase YoY mainly explained by (i) the refinanced loans that were granted to some specific clients of different sectors (Wholesale banking in general), and the impact of refinanced loans in 2Q18 and 3Q18 that were granted after the execution of performance bonds to construction sector clients (Corporate banking); and to a lesser extent, (ii) the increase in the internal overdue loan book of SME-Business segment at BCP Stand-alone and at Mibanco.

In terms of Coverage ratios, they posted a YoY reduction that reflects the higher pace of growth of the non-performance loans portfolio compared to the pace of growth of the allowance for loan losses in line with,

(i)	The presence of real estate collateral, commercial and residential properties and warrants of commodities, that represent a coverage ratio after haircuts of around 180% of the Wholesale banking balances;

(ii)	The sale of non-performing loans under judiciary process during 1Q19;

(iii)	The decrease of loan balances related to construction sector clients; and

(iv)	The improvement in the risk quality of the new vintages in the Retail Banking segment.

Prior to analyzing the evolution of delinquency indicators, we must consider that:

(i)	Traditional delinquency ratios (IOL and NPL ratios) continue to be distorted by the presence of loans with real estate collateral (commercial and residential properties). This means that a significant portion of loans that are more than 150 days past due cannot be written-off (despite the fact that provisions have been set aside) given that a judicial process must be initiated to liquidate the collateral, which takes five years on average.

(ii)	In the second half (2H) of every year, loans are more dynamic, particularly in the SME-Pyme and Mibanco segments given that the main campaigns (Christmas and year-end campaigns) are held in the second semester (2H) and these short-term loans are paid off in 1H of the following year.

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Delinquency Ratios

(1) Adjusted NPL ratio = (Non-performing loans+ Write-offs) / (Total loans + Write-offs)

(2) Cost of risk = Annualized provisions for loan losses net of recoveries / Total loans

3.2.1. Delinquency indicators by business line

Wholesale Banking – Delinquency ratios

(i)	The QoQ and YoY analysis shows an increase in the volume of the IOL and refinanced portfolio in Wholesale Banking. The volume of the NPL portfolio increased due primarily to growth in refinanced loans for a small number of clients, as we explained before. It is important to note that the loan balances of these clients have an average coverage of 180% of real estate collateral, commercial and residential properties and warrants of commodities.

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BCP Bolivia – Delinquency ratios

(i)	BCP Bolivia reported an increase in the IOL portfolio due to a slight deterioration in the mortgage and consumer portfolios (car loans), which led to a deterioration in the IOL and NPL ratios both QoQ and YoY.

SME-Business – Delinquency ratios

(iii)	Given that the SME-Business segment registers seasonality in loan origination, it is important to focus on the YoY analysis, which shows that traditional delinquency ratios, both IOL and NPL, increased +127 bps and +153 bps, respectively. The aforementioned was due mainly to growth in the IOL portfolio, which was attributable to the deterioration of specific clients. It is important to note that this segment’s risk quality indicators are within the risk appetite set for this segment, where the objective is to maximize the portfolio’s profitability by striking an adequate balance between risk quality and portfolio growth.

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SME - Pyme – Delinquency ratios

(iv)	In the SME-Pyme loan portfolio, it is important to analyze the early delinquency ratio, which excludes loans that are overdue less than 60 days (volatile loans whose percentage of recovery is very high) and those overdue more than 150 days (loans that have been provisioned but which cannot be written off due to the existence of real estate - commercial properties collateral that take five years on average to liquidate).

Since the beginning of the second half of 2014, early delinquency has followed a downward trend YoY. This is in line with on-going improvement in the risk quality of vintages after adjustments were made in the SME-Pyme business model. The impact of these adjustments became more evident in vintages since 2015. In 1Q19, the SME-Pyme portfolio growth rate YoY outpaced expansion in the IOL portfolio, which led to a drop in early delinquency and in the traditional delinquency ratios of the segment.

It is important to note that since 2017, the SME-Pyme segment has situated comfortably within the risk appetite levels set for the segment, that seeks to maximize the portfolio’s profitability while striking an adequate balance between risk quality and portfolio growth that is in accordance with the organization’s risk framework.

Mortgage – Delinquency ratios

(v)	In terms of Mortgage loans, it is important to note that these ratios are also affected by the existence of real estate collateral and foreclosure takes around 5 years. During this period, these loans cannot be written-off, even when they are fully provisioned.

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Traditional delinquency ratios posted a reduction QoQ, in line with a decrease in the IOL portfolio and, to a lesser extent, with an increase in the pace of growth of total loans. YoY, the drop in traditional delinquency ratios was attributable to an acceleration in mortgage loan origination after a strategy to enter segments with slightly higher risk to maximize the portfolio’s profitability- while respecting the organization’s appetite for risk- was put in motion.

The Early Delinquency indicator, which excludes the effect of loans that are more than 150 days overdue, fell QoQ and YoY. It is important to note that this indicator is within both the average levels observed over the last two years and the business’s appetite for risk.

Consumer – Delinquency ratios

(vi)	The Consumer portfolio continues to show an improvement in the portfolio’s risk profile (compared to the vintages of 2015 or before, which generated the delinquency problem), in line with different initiatives for risk management and collections that are in place. The portfolio’s new composition reflects the calibrated profile generated by the change in the risk policy for admissions.

Early delinquency fell -19 bps both QoQ and YoY to reach its lowest point since 2013, prior to the deterioration in risk quality. It is evident that although the portfolio’s pace of growth accelerated in 2018, we still have space to increase the pace of growth of this segment to fulfill the objective to maximize the portfolio’s profitability while respecting the organization’s risk appetite.

Traditional delinquency indicators presented a drop both QoQ and YoY. This was mainly attributable to a decrease in IOL loans, which was due primarily to on-going improvements in the risk quality of new vintages and to a lesser extent, to an increase in the pace of growth of total loans after adjustments were made in origination guidelines and campaigns were rolled out to offer more client benefits. All of these efforts focus on accelerating growth in this segment. It is important to note that the portfolio is within the organization’s risk appetite.

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Credit Card – Delinquency ratios

(vii)	In the Credit Card segment, the early delinquency ratio remained stable QoQ but fell YoY; this ratio remains within the organization’s risk appetite. This mainly reflects the increase registered in the portfolio’s pace of growth. It is important to note the improvement in the risk quality of new vintages and in the portfolio mix, both attributable to the corrective measures applied to address the delinquency problem that began at the end of 2015.

Mibanco – Delinquency ratios

(viii)	The IOL and NPL ratios remained relatively stable QoQ. In the YoY analysis, the IOL ratio grew +25 bps, in line with the deterioration in portfolio quality that was identified in prior quarters and which led the sales force to prioritize collections efforts over loan origination. These efforts have already begun to show good results.

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4.	Net Interest Income (NII)

In 1Q19, NII, the main source of income, contracted -2.5% QoQ due to lower loan growth. In YoY terms, NII expanded +7.1% YoY due to higher dynamism in total loans. The latter translated into an increase in NIM of +21 bps YoY that was driven by: i) growth in interest income on loans as a result of average daily loan balances expansion and ii) by a more favorable funding structure, where deposits increased their share of total funding.

Net interest income		Quarter		% change
S/ 000	1Q18	4Q18	1Q19	QoQ	YoY
Interest income	2,789,141	3,033,544	3,001,674	-1.1%	7.6%
Interest on loans	2,414,352	2,625,181	2,562,286	-2.4%	6.1%
Dividends on investments	7,810	6,205	9,667	55.8%	23.8%
Interest on deposits with banks	28,349	63,709	86,699	36.1%	205.8%
Interest on securities	324,068	327,208	332,788	1.7%	2.7%
Other interest income	14,562	11,241	10,234	-9.0%	-29.7%
Interest expense	746,240	789,292	812,756	3.0%	8.9%
Interest on deposits	288,309	324,622	353,834	9.0%	22.7%
Interest on borrowed funds	167,432	157,205	145,303	-7.6%	-13.2%
Interest on bonds and subordinated notes	216,083	233,233	226,498	-2.9%	4.8%
Other interest expense (1)	74,416	74,232	87,121	17.4%	17.1%
Net interest income (1)	2,042,901	2,244,252	2,188,918	-2.5%	7.1%
Risk-adjusted Net interest income (1)	1,671,877	1,836,298	1,805,707	-1.7%	8.0%
Average interest earning assets	158,409,211	159,104,005	162,988,746	2.4%	2.9%
Net interest margin (1)(2)	5.16%	5.64%	5.37%	-27bps	21bps
NIM on loans (1)(2)	7.73%	7.75%	7.36%	-39bps	-37bps
Risk-adjusted Net interest margin (1)(2)	4.22%	4.62%	4.43%	-19bps	21bps
Net provisions for loan losses / Net interest income (1)(2)	18.16%	18.18%	17.51%	-67bps	-65bps

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Annualized.

4.1. Interest Income

Interest Income - LC	Interest Income – FC
(S/ millions)	(S/ millions)

In the QoQ analysis, the -1.1% reduction in Interest Income was due primarily to a contraction in interest income on loans, which was in turn attributable primarily to:

(i)	The reduction in average daily loan balances (-0.5% QoQ), mainly in Wholesale Banking loans. The aforementioned partially offset by the expansion in the Retail Banking loan portfolio. In this context, the volume effect has been the most important driver in the contraction of income from loans in 1Q19.

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(ii)	A negative effect by LC rates, which was attributable to downward trend in LC market rates and to the pressure generated by the competitive environment in which Mibanco and Retail Banking operate.

(iii)	The aforementioned was offset, in part, by the fact that the loans that posted the highest growth were in LC, where the margins are normally higher than FC loans. As such, the effect of the currency mix helped offset the drop in interest income on loans.

All the aforementioned was partially offset by the QoQ increase in interest on deposits with banks.

In the YoY analysis interest income rose +7.6%, which topped the figure reported in 4Q18. This clear recovery in interest income was due mainly to growth in interest income on loans (+6.1%), which was in turn was attributable to:

(i)	The volume effect due to the acceleration in the pace of growth of average daily loan balances in all segments, with the exception of ASB.

(ii)	A favorable currency mix given that the growth in average daily balances was led primarily by the LC portfolio.

In to a lesser extent, Interest on deposits with banks also increased in line with the higher profitability of Cash and due from banks.

4.2. Interest Expenses

Interest Expenses – LC	Interest Expenses – FC
(S/ millions)	(S/ millions)

Interest expenses increased +3.0% QoQ, which was mainly attributable to an increase in interest expenses on deposits. The main factors that drove 9.0% QoQ increase in interest expenses on deposits were:

(i)	The effect of the deposit mix in which total deposits contracted QoQ but time deposits, which constitute one of the highest-cost alternatives within total deposits, grew QoQ.

(ii)	The rate effect, mainly in LC, in line with higher level of market competition and our decision to increase deposits’ share of the funding structure.

The aforementioned was attenuated by a -7.6% QoQ drop in interest expenses on borrowed funds, mainly in LC, due to a decrease in the volume of BCRP Instruments.

In the YoY analysis, interest expenses grew +8.9%, which was primarily explain by +22.7% YoY expansion in interest expenses on deposits, which was in turn attributable to:

(i)	The volume effect, given that all deposit types increased YoY, and the deposit mix effect, given that the deposits that grew the most in the deposit mix, after savings deposits, were time deposits.

(ii)	The currency mix given that the increase in the deposit volume was seen in LC deposits, which was accompanied by a decline in FC deposits.

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The effect of both of the aforementioned factors was attenuated by a decrease in interest expenses on borrowed funds, specifically in LC, due to a significant reduction in the volume of BCRP instruments.

4.3. Net Interest Margin (NIM) and Risk-Adjusted NIM

Credicorp’s NIM and Risk-Adjusted NIM (1)

(1) Starting on 1Q17, we exclude derivatives from the NII result. For comparative purposes, figures starting from 1Q16 have been recalculated with the new methodology

NIM posted a contraction of -27 bps QoQ, which was in line with expectation and due to seasonality in loan growth in the fourth quarter every year.

NIM evolved positively YoY, increasing +21bps, which was due to:

(i)	Higher growth in NII (+7.1% YoY vs 1.8% in 1Q18), in line with an improvement in loan growth, mainly in LC.

(ii)	Higher growth in loans than in interest-earning assets accentuated the change in the composition of IEAs, where the share of loans, the most profitable asset, reached 66.5% in March 2019 in comparison to 63.5% in March 2018.

Risk-adjusted NIM fell QoQ, in line with a QoQ contraction in NII. Nevertheless, the YoY level in risk-adjusted NIM increased +21bps (following NIM’s trend) due to growth in NII, which took place despite a +3.0% YoY increase in the net provisions from loan losses.

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NIM on loans fell QoQ. This was primarily due to a drop in NII at Mibanco due to a highly competitive environment that pressured measures. The drop in NIM on loans YoY of -37 bps was associated with a drop in margins, mainly in LC loans, which continued to feel the pressure of a highly competitive environment in the local market. The downward trend for LC rates negatively impacted the margins of some segments of Retail Banking, such as Mortgage, Consumer and SME.

It is important to also analyze NIM by subsidiary. The table below shows the interest margins for each of Credicorp’s main subsidiaries.

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp (1)
1Q18	4.39%	15.91%	3.56%	5.16%
4Q18	5.00%	15.33%	3.77%	5.64%
1Q19	4.72%	14.67%	3.58%	5.37%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes.

The QoQ evolution of the global NIM by subsidiary shows a reduction in Credicorp’s margin. This was attributable mainly to BCP Stand-alone, which represents around 68% of net interest income. YoY, BCP Stand- alone’s NIM shows a clear recovery- in line with the recovery in loan growth- which was mainly seen in higher margin segments and in LC.

With regard to Mibanco, which represents around 23% of net interest income, NIM deteriorated QoQ and YoY; this was primarily attributable to lower rates in LC within a highly competitive environment, which affected interest income generation.

(2) NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

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5.	Non-Financial Income

In 1Q19, non-financial income expanded due to an increase in the Net gain on sales of securities, mainly through Credicorp Capital. Nevertheless, the main components, such as Fee income and the Net gain on foreign exchange transactions, fell after having registered satisfactory levels of income generation in 4Q18. In the YoY analysis, the main components of non-financial income, Fee income and the Net gain on foreign exchange transactions, reported growth due to an increase in transactional activity, mainly through BCP Stand-alone.

Non-financial income		Quarter		% change
S/ 000	1Q18	4Q18	1Q19	QoQ	YoY
Fee income	749,692	836,642	782,922	-6.4%	4.4%
Net gain on foreign exchange transactions	162,295	212,213	178,423	-15.9%	9.9%
Net gain on securities (1)	89,924	47,139	113,545	140.9%	26.3%
Net gain from associates (1) (2)	16,493	18,844	14,786	-21.5%	-10.3%
Net gain on derivatives held for trading	(312)	(1,697)	(2,434)	43.4%	N/A
Net gain from exchange differences	5,889	268	7,660	N/A	30.1%
Other non-financial income	82,876	39,825	75,605	89.8%	-8.8%
Total non financial income, net	1,106,857	1,153,234	1,170,507	1.5%	5.8%

(1) The gain from other investments in related companies has been included in the item "Net gain from associates"; which previously was presented in the item "Net gain on sales of securities".

(2) Includes gains on other investments, mainly made up of the profit of Banmedica.

		Quarter		% change
Millions (S/ 000)	1Q18	4Q18	1Q19	QoQ	YoY
(+) EPS contribution (50%)	13,242	10,686	8,918	-16.5%	-32.7%
(-) Private health insurance deduction (50%)	-4,855	-5,711	-2,736	-52.1%	-43.6%
(=) Net gain from associates excluding Non-recurring income / expense	8,388	4,974	6,182	24.3%	-26.3%
(+) Non-recurring income/expense	-	-	-	-	-
(=) Net gain from associates	8,388	4,974	6,182	24.3%	-26.3%

The QoQ evolution shows expansion of 1.5% in non-financial income due to:

(i)	The increase in the Net gain on sales of securities was due primarily to higher gains on Credicorp Capital’s proprietary investments portfolios, which was attributable to an increase in the mark-to- market value of securities and to the gain produced by the sale of some fair value through comprehensive income investments.

(ii)	Expansion in Other Income, which was primarily due to the sale of a portfolio at BCP Stand-alone.

All of the aforementioned was offset by:

(i)	Lower Fee Income, which was attributable to the fact that lower levels are registered every 1Q. The aforementioned was associated with the reduction in banking service transactions that is registered at this point every year, mainly at BCP Stand-alone, and, to a lesser extent, to a drop in income at Credicorp Capital in the corporate finance business. For more information, please see section 5.1.2 Banking Business.

(ii)	The drop in the Net gain on foreign exchange transactions, mainly at BCP Stand-alone and via Retail Banking. The aforementioned was attributable to a decrease in QoQ volumes and to a scenario marked by low exchange rate volatility (-1.6% QoQ)

In the YoY analysis, we see an increase of 5.8% in non-financial income due to:

(i)	An increase of +4.4% in Fee income, mainly due to an increase in transactional activity at BCP Stand-alone, which is outlined in greater detail in section 5.1.2 Fee Income in the Banking Business and, to a lesser extent, to Mibanco, due to a change in the accounting recognition of the fee related to insurances

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on loans, which were previously accrued over 12 months, and now are registered when the policy is sold.

(ii)	An increase in the Net gain on sales of securities, which was mainly attributable to Credicorp Capital and, to a lesser extent, to Prima AFP.

5.1. Fee Income

5.1.1. By subsidiary

The following charts shows the contribution of each of Credicorp’s subsidiaries to fee income from Credicorp in 1Q19.

Evolution of fee income QoQ by subsidiary (S/ Million)

-6.4% TaT

*Others include Grupo Pacifico and eliminations for consolidation purposes.

The following chart shows the annual evolution of fee income by subsidiary:

Evolution of fee income YoY by subsidiary (S/ Million)

+4.4% AaA

*Others include Grupo Pacifico and eliminations for consolidation purposes

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5.1.2. Fee income in the Banking Business

Next, we show the evolution of the main components of fee income in the banking business:

Composition of Fee Income in the Banking Business

Fee Income		Quarter		% change
S/ 000	1Q18	4Q18	1Q19	QoQ	YoY
Miscellaneous accounts (1)	177,257	187,989	177,517	-5.6%	0.1%
Credit cards (2)	71,241	79,103	69,499	-12.1%	-2.4%
Drafts and transfers	48,966	62,602	60,232	-3.8%	23.0%
Personal loans (2)	22,898	26,694	23,599	-11.6%	3.1%
SME loans (2)	17,049	16,987	18,565	9.3%	8.9%
Insurance (2)	19,629	22,478	22,201	-1.2%	13.1%
Mortgage loans (2)	9,182	11,000	9,428	-14.3%	2.7%
Off-balance sheet (3)	51,545	54,050	51,179	-5.3%	-0.7%
Payments and collections (3)	97,778	107,599	103,764	-3.6%	6.1%
Commercial loans (3)(4)	20,596	18,667	22,517	20.6%	9.3%
Foreign trade (3)	7,626	10,522	10,977	4.3%	43.9%
Corporate finance and mutual funds (4)	15,387	15,744	15,062	-4.3%	-2.1%
ASB (4)	8,736	8,259	10,271	24.4%	17.6%
Others (4)(5)	56,050	67,993	69,802	2.7%	24.5%
Total fee income	623,939	689,687	664,612	-3.6%	6.5%

Source: BCP

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Figures differ from previously reported, please consider the data presented on this report.

(5) Includes fees from BCP Bolivia, Mibanco, network usage and other services to third parties, among others.

In the QoQ analysis, fee income in the banking business fell -3.6% QoQ, mainly due to:

(i)	A decrease in income from Credit Cards in 1Q due to a seasonal increase in transactions in 4Q18 at year-end.

(ii)	A decrease in Miscellaneous Accounts due to a decrease in the transactional level and lower income from debit cards and savings accounts.

(iii)	Drafts and Transfers, due to a drop in fees for interbank, international and national transfers at BCP Stand-alone. Additionally, BCP Bolivia reported lower income from foreign wire transfers.

The aforementioned is slightly attenuated by higher income through Commercial Loans and ASB, due to higher fee income for brokerage, advisory and portfolio management services.

In the YoY analysis, there was 6.5% growth due to:

(i)	Significant growth in Drafts and Transfers due to higher fee income for on-going growth in the transactional volume at the national level and in international transfers.

(ii)	Others, which was primarily attributable to Mibanco, and, to a lesser extent, to the Asset Management business, which posted higher fee income from fiduciary business and wealth management, and

(iii)	Foreign Trade due to an increase in export letters of credit and import letters of credit.

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6.	Insurance Underwriting Result

The insurance underwriting result fell -9.9% QoQ. This was mainly due to an increase in net claims for both property and casualty (P&C) and life insurance businesses and to an increase in acquisition costs in the P&C business, which was mitigated by an increase in the net earned premiums in life insurance. The YoY underwriting result fell -6.0%. This was primarily due to an increase in net claims in both businesses, which was mitigated by an increase in net earned premiums, mainly in life insurance and, to a lesser extent, in P&C.

Insurance underwriting result		Quarter		% change
S/ 000	1Q18	4Q18	1Q19	QoQ	YoY
Net earned premiums	508,449	534,380	586,951	9.8%	15.4%
Net claims	(294,744)	(325,401)	(386,521)	18.8%	31.1%
Acquisition cost (1)	(97,548)	(87,824)	(91,281)	3.9%	-6.4%
Total insurance underwriting result	116,156	121,155	109,148	-9.9%	-6.0%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/ millions)

In P&C business, the QoQ drop in the underwriting result was primarily due to (i) a decrease in premiums in Commercial lines and Car lines due to a seasonal behavior that increase premiums in 4Q18; and (ii) higher provisions for uncollectible premiums and a decrease in reinsurance commissions and to a lesser extent, (iii) to an increase in net claims. This effect was mitigated by an improvement in the underwriting result for the life insurance business, due to (i) higher premiums in Disability and Survivorship line (D&S), Group Life for High Risk activities (SCTR) and Crediseguros; (ii) loweracquisition costs, which was attenuated by an increase in net claims in D&S line, Group Life and to a lesser extent, by Credit Life.

In the YoY analysis, the drop in the underwriting result was attributable to life insurance business, due to higher net claims in D&S line, Annuities and Credit Life. The aforementioned was mitigated by an increase in premiums in D&S line, Annuities and Individual Life, and by a decrease in acquisition costs. In P&C business higher premiums were offset by an increase in net claims

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6.1. Net earned premiums

Written premiums by business	Net earned premiums by business
(S/ millions)	(S/ millions)

Written premiums fell -3.8% QoQ, mainly in P&C business, mitigated by an increase in premiums in life insurance business:

(i)	In P&C business, was mainly attributable to Commercial (fire and technical risks) and Car lines due to a seasonal behavior that increase premiums in 4Q18; this was slightly mitigated by an increase in Personal lines.

(ii)	The increase in life insurance business was associated with (i) higher premiums in D&S lines, associated with the fact that since January 2019, the company won two tranches of the tender process of SISCO IV contract3 (2019-2020) and; in Group Life, due to the SCTR product. The aforementioned was mitigated by lower premiums in Annuities and in Credit Life obtained though the alliances channel.

Net earned premiums increased +9.8% QoQ, due primarily to life insurance business, in line with the increment in D&S line.

In the YoY analysis written premiums increased +15.3%. This was associated to an increase in life insurance business, due to D&S line through SISCO IV contract, in Annuities through “Renta Flex;” and an increase in premium turnover reported in Individual Life. In P&C insurance business, the increase was attributable to Car lines, Medical Assistance (higher sales of national and international coverage and oncological insurance) and in Personal lines.

Net earned premiums increased +15.4% YoY, in line with the evolution of the D&S lines, Annuities and Individual life; and in P&C business due to an increase in Medical Assistance, Personal lines and Cars.

3 Consists in the disability and survival risk administration of AFP’s members by the insurance companies that obtained a section in the public tender process.

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6.2. Net claims

Net claims by business

(S/ millions)

Net claims rose +18.8% QoQ, due to higher claims in life insurance and Crediseguros and to a lesser extent, in the P&C business. In life insurance business, the increase was driven by: (i) D&S line, after the company obtained two sections of the SISCO IV tender and (ii) Group Life, which was primarily due to the evolution of the SCTR product (inflation effect). The increase P&C business was associated to Commercial lines due to fire risks and in Cars, through an increase in claims frequency for Mandatory automobile products.

In the YoY analysis, net claims increased +31.1% in life insurance and P&C lines. The increase in life insurance was generated by (i) the SISCO IV tender, as outlined above, and by growth in cases received; (ii) pensions linked to the “Renta Flex” product in Annuities; and (iii) Credit life in bancassurance. In P&C business the increase was driven by Private Medical Assistance attributable to growth in the number of cases received, Commercial lines through fire and transportation risks and in Cars in the product Mandatory automobile.

6.3. Acquisition cost

Acquisition cost by Business

(S/ millions)

Acquisition cost		Quarter		% change
S/ 000	1Q18	4Q18	1Q19	QoQ	YoY
Net fees	(66,815)	(68,411)	(60,013)	-12.3%	-10.2%
Underwriting expenses	(32,633)	(24,470)	(34,576)	41.3%	6.0%
Underwriting income	1,900	5,057	3,308	-34.6%	74.2%
Acquisition cost	(97,548)	(87,824)	(91,281)	3.9%	-6.4%

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The acquisition cost increased +3.9% QoQ due to growth in the underwriting expense in P&C business attributable to (i) higher provisions of uncollectible premiums in Commercial Lines, Medical Assistance and Cars; (ii)       higher promotional expenses in Cars; and (iii) lower underwriting income in life insurance business due to a higher reinsurance profit sharing in 4Q18. This effect was mitigated by lower commissions in Credit Life through the alliance channel.

In the YoY analysis, the acquisition cost fell because of:

(i)	Lower commissions in the life insurance business due to a drop-in premiums in Credit Life via the Alliances channel.

(ii)	Higher underwriting income in P&C business due to Medical Assistance (due to income in previous periods). This was attenuated by a decrease in underwriting income for life insurance, which was attributable to the evolution of reinsurance earnings in 1Q18 versus 1Q19.

The aforementioned was attenuated by an increase in underwriting expenses, in P&C business due to higher provisions of uncollectible premiums in Commercial Lines, and Medical Assistance.

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7.	Operating Expenses and Efficiency

The YoY analysis shows an improvement of 50 bps given that operating income posted higher growth than operating expenses. Growth in the latter was due primarily to an increase in salaries and employee benefits.

Operating expenses	Quarter			% change
S/ 000	1Q18	4Q18	1Q19	QoQ	YoY
Salaries and employees benefits	777,345	867,069	834,317	-3.8%	7.3%
Administrative, general and tax expenses	496,622	682,118	512,935	-24.8%	3.3%
Depreciation and amortization (1)	106,860	110,412	140,697	27.4%	31.7%
Association in participation (2)	4,855	171	2,736	N/A	-43.6%
Acquisition cost (3)	97,548	87,824	91,281	3.9%	-6.4%
Operating expenses (4)	1,483,230	1,747,594	1,581,966	-9.5%	6.7%
Operating income (5)	3,485,407	3,844,902	3,757,226	-2.3%	7.8%
Efficiency ratio (6)	42.6%	45.5%	42.1%	-340 pbs	-50 pbs
Operating expenses / Total average assets (7)	3.48%	4.04%	3.56%	-48 pbs	8 pbs

(1) From this quarter, the effect is being incorporated by the application of IFRS 16, which corresponds to a greater depreciation for the asset for right-of-use". Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item "Other expenses".

(2) From this quarter, the item “Association in participation” was incorporated, which previously was presented in the item “Net gain on securities”

(3) The acquisition cost of Pacifico includes net fees and underwriting expenses.

(4) Operating expenses = Salaries and employees’ benefits + Administrative expenses + Depreciation and amortization + Acquisition cost + Association in participation.

(5) Operating income = Net interest, similar income and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Result on exchange differences + Net earned premiums.

(6) Figures differ from previously reported, please consider the data presented on this report. Operating expenses / Operating income.

(7) Figures differ from previously reported, please consider the data presented on this report. Operating expenses / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

In the QoQ analysis, the improvement in efficiency was due to seasonal growth in operating expenses. As such, the YoY analysis provides a clearer picture.

The YoY analysis shows and improvement of 50 bps in efficiency, mainly given that growth in operating income outpaced the expansion posted by operating expenses.

The following figure shows the impact on the efficiency ratio of the variations registered for each account:

YoY evolution of the efficiency ratio by account

(1) Net earned premiums include the net gain/loss on financial assets designated at fair value through profit or loss.

(2) Other operating income includes: Net gain on foreign exchange transactions, Net gain from associates, Net gain on derivatives held for trading and Net gain from exchange difference.

An analysis of the operating account shows that the YoY increase was due to:

(i)	Growth in net interest income due to expansion in average daily loan balances, as indicated in the section 4.1. Interest Income.

(ii)	The increase in net earned premiums at Pacifico was attributable to both the property and casualty and life lines, as explained in section 6.1 Net Earned Premiums.

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(iii)	The increase in fees, mainly at BCP Stand-alone, due to the increase in Drafts and Transfers, as is explained in section 5.1.2 Fee Income from the Banking Business.

In terms of operating expenses, the YoY increase reflects:

(i)	An increase in salaries and employee benefits, mainly at BCP Stand-alone and to a lesser extent by Mibanco. In the case of BCP, there is an increase in fixed remuneration due to higher hiring, also in variable renumeration linked to productivity incentives in retail banking and the increase in provisions for profit sharing. On the side of Mibanco, the increase came from a greater commercial force staff, in line with the strategy of covering the continuos expansion of its clients. In the following chart you can see the impact of each subsidiary in the increase of salaries and social benefits

YoY variation in salaries and social benefits per subsidiary

(S/ millions)

(i)	The increase in depreciation and amortization given that, in keeping with IFRS 16, the leasing expense is included as of 2019.

(ii)	The increase in administrative, general and tax expenses, mainly at BCP Stand-alone, as is explained in Chapter 7.1. Credicorp – Administrative, general and tax expenses.

7.1. Credicorp’s Administrative, General and Tax Expenses

Credicorp’s administrative, general and tax expenses

Administrative, general and tax expenses (1)	Quarter						% change
S/ 000	1Q18%		4Q18%		1Q18%		QoQ	YoY
Marketing	68,190	14%	102,463	15%	78,500	15%	-23.4%	15.1%
Insfrastructure	64,358	13%	77,747	11%	67,932	13%	-12.6%	5.6%
Taxes and contributions	56,247	11%	68,646	10%	66,709	13%	-2.8%	18.6%
Programs and systems	58,808	12%	77,169	11%	63,747	12%	-17.4%	8.4%
Channels	47,801	10%	60,220	9%	52,768	10%	-12.4%	10.4%
Consulting	35,589	7%	57,535	8%	33,775	7%	-41.3%	-5.1%
Systems outsourcing	50,835	10%	69,290	10%	29,346	6%	-57.6%	-42.3%
Rent	47,676	10%	50,720	7%	28,420	6%	-44.0%	-40.4%
Communications	20,180	4%	28,008	4%	22,714	4%	-18.9%	12.6%
Insurance expenses	7,529	2%	20,469	3%	11,556	2%	-43.5%	53.5%
Legal expenses	9,104	2%	19,632	3%	6,673	1%	-66.0%	-26.7%
Representation expenses	3,847	1%	5,503	1%	5,114	1%	-7.1%	32.9%
Others (2)	26,458	5%	44,717	7%	45,682	9%	2.2%	72.7%
Total administrative, general and tax expenses	496,622	100%	682,118	100%	512,935	100%	-24.8%	3.3%

(1) Administrative, general and tax expenses differ from previously reported because BCP Bolivia has been included.

(2) Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation. This account presented a reduction due to the effect of IFRS 16, in which a part of the Rent expenses is now included in depreciation and amortization. This change has been included as an elimination for consolidation in the Others account.

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The increase in total administrative, general and tax expenses QoQ was due to seasonal behavior that leads them to post their highest levels in the last quarter every year and their lowest levels, every first quarter.

In the YoY analysis, which excludes the seasonal effect of operating expenses, shows and increase that was attributable to:

(i)	Higher expenses for marketing at BCP Stand-alone due to an increase in expenses for the Latam miles program and, to a lesser extent, for advertising and promotions at Mibanco.

(ii)	The increase in Programs and systems due to higher expenses for maintenance services and license renewals for different applications;

(iii)	The increase in expenses in channels, in line with growth in income from drafts and transfers, as described in chapter 5.1.2 Fee Income in the Banking Business.

The aforementioned was mitigated by the reduction in the rent and systems outsourcing account, due to the application of IFRS 16 since this quarter, which no longer includes leasing expenses in administrative, general and tax expenses. Now, a part of these expenses (approximately 71%) belongs to the depreciation and amortization expenses and the rest to the financial expenses.

7.2. Efficiency Ratio

Efficiency Ratio by Subsidiary (1)(2)

	BCP Stand-alone	Mibanco	BCP Bolivia	Grupo Pacifico	Prima	Credicorp
1Q18	38.9%	48.9%	62.7%	32.3%	49.8%	42.6%
4Q18	44.8%	49.5%	65.7%	29.1%	42.8%	45.5%
1Q19	38.3%	54.5%	61.8%	27.9%	41.6%	42.1%
Var. QoQ	-650 bps	500 bps	-390 bps	-120 bps	-120 bps	-340 bps
Var. YoY	-60 bps	560 bps	-90 bps	-440 bps	-820 bps	-50 bps

(1) (Salaries and employee’s benefits + Administrative expenses + Depreciation and amortization + Acquisition cost + Association in participation) / (Net interest, similar income and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Result on exchange differences + Net premiums earned + Net gain/loss on financial assets designated at fair value through profit or loss).

(2) The efficiency ratio differs from previously reported, please consider the data presented on this report.

In the QoQ analysis, the improvement in efficiency in the majority of subsidiaries was attributable to the seasonal behavior of operating expenses, which increase in the last quarter of the year. As such, the YoY analysis provides a clearer picture of the business.

The figure below shows the contribution of each subsidiary to the improvement in the efficiency ratio YoY. In the YoY analysis, the slight improvement in Credicorp’s efficiency was attributable to the following subsidiaries:

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YoY evolution of the efficiency ratio by subsidiary

(1) Others includes: Credicorp Capital, Prima AFP, BCP Bolivia, ASB, Grupo Credito, among other subsidiaries and the eliminations for consolidation purposes.

The improvement in Credicorp’s efficiency was due to:

(i)	Grupo Pacifico, which registered an improvement that was mainly due to an increase in operating income. This was due to the growth in net earned premiums, mainly associated to the Life insurance business and to a lesser extent, to the reduction in the acquisition cost of the Life insurance business. It is important to consider, that the increase in net earned premiums was offset by the growth in net claims, which isn’t consider in the operating expenses;

(ii)	The improvement at BCP Stand-alone, which was mainly attributable to an increase in interest income on loans, in line with loan growth YoY. The aforementioned offset the increase in operating expenses and;

(iii)	Prima AFP, due to the decrease in expenses for programming and systems and to the increase in fee income.

The aforementioned offset the deterioration of Mibanco that is explained by the increase in the sales force to strengthen capacity in the long-term, the reduction in net interest income due to higher competition and the higher administrative expenses, which was associated with relocation to a new headquarter, the digital transformation efforts, and the new branches leasing expenses.

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8.	Regulatory Capital

8.1. Regulatory Capital – BAP

Regulatory Capital and Capital Adequacy Ratios		As of		% Change
S/ 000	Mar 18	Dec 18	Mar 19	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(210,310)	(207,994)	(207,897)	0.0%	-1.1%
Capital Surplus	199,996	246,194	222,349	-9.7%	11.2%
Legal and Other capital reserves (1)	17,578,906	17,598,556	19,408,876	10.3%	10.4%
Minority interest (2)	376,990	311,230	357,833	15.0%	-5.1%
Loan loss reserves (3)	1,355,885	1,591,484	1,575,956	-1.0%	16.2%
Perpetual subordinated debt	645,400	674,600	580,650	-13.9%	-10.0%
Subordinated Debt	4,583,058	4,770,421	4,777,811	0.2%	4.2%
Investments in equity and subordinated debt of financial and insurance companies	(613,241)	(648,230)	(615,275)	-5.1%	0.3%
Goodwill	(641,505)	(591,366)	(602,485)	1.9%	-6.1%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	24,594,173	25,063,888	26,816,810	7.0%	9.0%
Tier 1 (5)	13,615,257	13,498,505	14,827,121	9.8%	8.9%
Tier 2 (6) + Tier 3 (7)	10,978,915	11,565,383	11,989,689	3.7%	9.2%
Financial Consolidated Group (FCG) Regulatory Capital Requirements (8)	17,683,008	19,629,305	19,595,889	-0.2%	10.8%
Insurance Consolidated Group (ICG) Capital Requirements (9)	926,264	1,019,984	1,045,657	2.5%	12.9%
FCG Capital Requirements related to operations with ICG	(256,143)	(212,498)	(216,360)	1.8%	-15.5%
ICG Capital Requirements related to operations with FCG	-	-	-	-	-
Total Regulatory Capital Requirements (B)	18,353,128	20,436,791	20,425,186	-0.1%	11.3%
Regulatory Capital Ratio (A) / (B)	1.34	1.23	1.31
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (S/ 13,465 million) and optional capital reserves (S/ 5,944 million).

(2) Minority interest includes Tier I (S/ 358 million)

(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(4) Tier 2 + Tier 3 cannot be more than 50% of total regulatory capital.

(5) Tier 1 = capital + restricted capital reserves + Tier 1 minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier 2 = subordinated debt + Tier 2 minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier 3 = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

Total regulatory capital at Credicorp increased 7% QoQ and 9% YoY. The increase was mainly driven by the distribution of net income attained in 2018 that implied an increase in special reserves and restricted special reserves, as per the announcement made in 1Q19.

As a result, the regulatory capital ratio posted a comfortable capitalization level that was 1.31 times the level of capital required by the Peruvian Regulator (SBS).

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8.2. Regulatory Capital – BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios		As of		% change
S/ 000	Mar 18	Dec 18	Mar 19	QoQ	YoY
Capital Stock	8,770,365	8,770,365	10,217,387	16.5%	16.5%
Legal and Other capital reserves	4,184,303	4,184,309	4,695,109	12.2%	12.2%
Accumulated earnings with capitalization agreement	-	-	-
Loan loss reserves (1)	1,146,746	1,307,303	1,284,021	-1.8%	12.0%
Perpetual subordinated debt	645,400	674,600	580,650	-13.9%	-10.0%
Subordinated Debt	4,041,960	4,224,153	4,236,505	0.3%	4.8%
Unrealized profit (loss)	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,275,333)	(1,359,608)	(1,722,979)	26.7%	35.1%
Investment in subsidiaries and others	(1,567,782)	(1,794,992)	(1,812,955)	1.0%	15.6%
Unrealized profit and net income in subsidiaries	292,449	435,384	89,976	-79.3%	-69.2%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	17,391,358	17,679,038	19,168,609	8.4%	10.2%
Off-balance sheet	32,849,193	84,543,806	84,074,345	-0.6%	155.9%
Tier 1 (2)	12,840,318	12,827,386	14,509,573	13.1%	13.0%
Tier 2 (3) + Tier 3 (4)	4,551,040	4,851,652	4,659,036	-4.0%	2.4%
Common Equity Tier 1 (5)	12,174,031	14,234,319	13,742,704	-3.5%	12.9%
Total risk-weighted assets - SBS	109,285,520	124,798,031	123,717,453	-0.9%	13.2%
Market risk-weighted assets (6)	1,870,259	1,760,750	2,528,029	43.6%	35.2%
Credit risk-weighted assets	98,592,033	114,006,079	112,022,563	-1.7%	13.6%
Operational risk-weighted assets	8,823,228	9,031,203	9,166,861	1.5%	3.9%
Adjusted Risk-Weighted Assets (7) - Basel	108,539,396	123,261,266	120,621,893	-2.1%	11.1%
Total risk-weighted assets	109,285,520	124,798,031	123,717,453	-0.9%	13.2%
(-) RWA Intangible assets, excluding goodwill.	1,304,099	2,082,049	3,491,859	67.7%	167.8%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	557,976	545,285	396,299	-27.3%	-
(+) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-
Total capital requirement	13,662,112	15,914,011	15,765,539	-0.9%	15.4%
Market risk capital requirement (6)	187,026	176,075	252,803	43.6%	35.2%
Credit risk capital requirement	9,859,203	11,400,608	11,202,256	-1.7%	13.6%
Operational risk capital requirement	882,323	903,120	916,686	1.5%	3.9%
Additional capital requirements	2,733,560	3,434,207	3,393,794	-1.2%	24.2%
Capital ratios
Tier 1 ratio (8)	11.75%	10.28%	11.73%
Common Equity Tier 1 ratio (9)	11.22%	11.55%	11.39%
BIS ratio (10)	15.91%	14.17%	15.49%
Risk-weighted assets / Regulatory capital (11)	6.28	7.06	6.45

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) Common Equity Tier 1 = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(6) It includes capital requirement to cover price and rate risk.

(7) Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).

(8) Tier 1 / Total Risk-weighted assets

(9) Common Equity Tier 1 / Adjusted Risk-Weighted Assets

(10) Regulatory Capital / Total Risk-weighted assets (legal minimum = 10% since July 2011)

(11) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

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At the end of 1Q19, the BIS and Tier 1 ratios at BCP Stand-alone increased QoQ and reached level of 15.49% and 11.73%, respectively. The aforementioned was due to growth of 8.4% in Total regulatory capital, and 13.1% in Tier 1 Capital, in a scenario in which Total RWAs contracted 0.9% QoQ.

With regard to Total regulatory capital, it increased due to the distribution of net income attained in 2018 after the Annual General Meeting of Shareholders approved the capitalization of earnings as well as the increase in legal reserves in March 2019. Total RWAs contracted due to the drop in Credit RWAs, which in turn reflect the contraction of 2.2% in quarter-end loan balances.

The YoY evolution shows a reduction of both, BIS ratio and Tier 1 ratio, in comparison with the levels reported in 1Q18. The aforementioned was due to growth of +13.2% in Total RWAs in a scenario in which Total regulatory capital and Tier 1 Capital only expanded 10.2% and 13.0%, respectively.

It is important to mention that the YoY evolution of Total RWAs was mainly due to growth in Credit RWAs, and in a lesser extent to the expansion of Market and Operational RWAs. With regard to Credit RWAs, they increased due to the expansion of 7.7% YoY in quarter-end loan balances; as well as, the inclusion of RWAs for the undrawn credit facilities not committed but advised to clients (as per new SBS regulation included from 2Q18 and on); and the expansion of intangibles in 4Q18 following the recognition as assets of the developments made as part of the strategic initiative Transformation.

Common Equity Tier 1 Ratio – BCP Stand-alone

December 2018	March 2019

(1) Includes investments in BCP Bolivia and other subsidiaries.

Finally, the Common Equity Tier 1 ratio (CET1), the most rigorous capital ratio, reported a contraction of 16 bps QoQ and situated at 11.39% at the end of 1Q19. This was attributable to the declaration of dividends in 1Q19, in a scenario in which Adjusted RWAs decreased -2.1%. In the YoY analysis, CET1 ratio increased 17 bps in a context in which Adjusted RWAs increased 11.1% and CET1 expanded +12.9%.

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9.	Distribution channels

The distribution channels at BCP Stand-alone, Mibanco and BCP Bolivia totaled 10,450 points of contact at the end of 1Q19, which represents a reduction of 49 points QoQ and growth of 597 points YoY.

9.1 Universal Banking

9.1.1 Points of Contact – BCP Stand-alone

		As of		change (units)
	Mar 18	Dec 18	Mar 19	QoQ	YoY
Branches	438	420	405	-15	-33
ATMs	2,321	2,271	2,244	-27	-77
Agentes BCP	6,191	6,764	6,759	-5	568
Total BCP's Network	8,950	9,455	9,408	-47	458

BCP Stand-alone posted a total of 9,408 points of contact at the end of 1Q19, which represented a drop of 47 points QoQ. The aforementioned was due primarily to a decrease in ATMs (-27 QoQ), in line with a decrease in the number of branches (-15 QoQ), both of which reflect the commercial strategy to increase points of contact through cost-efficient channels. Agentes BCP also dropped (-5 QoQ) given that in the first quarter of the year, efforts are made to clean up the balance of Agentes BCP, to eliminate those that were not profitable the previous year.

In the YoY analysis, the total number of points of contact at BCP Stand-alone increased by 458 units due to growth in Agentes BCP (+568). ATMs fell by 77 points YoY and branches by 33. This is in keeping with our transformation strategy and client migration to cost-efficient channels. For 2019, BCP Stand-alone has the growth target to reach 7155 Agentes BCP by year-end.

9.1.2 Points of contact by geographic area – BCP Stand-alone

	As of			change (units)
	Mar 18	Dec 18	Mar 19	QoQ	YoY
Lima	276	263	256	-7	-20
Provinces	162	157	149	-8	-13
Total Branches	438	420	405	-15	-33
Lima	1,531	1,501	1,490	-11	-41
Provinces	790	770	754	-16	-36
Total ATM's	2,321	2,271	2,244	-27	-77
Lima	3,269	3,457	3,460	3	191
Provinces	2,922	3,307	3,299	-8	377
Total Agentes BCP	6,191	6,764	6,759	-5	568
Total points of contact	8,950	9,455	9,408	-47	458

This quarter, the points of contact for BCP Stand-alone fell by 47 points. In Lima, the reduction totaled 15 points and in provinces, 32.

In the YoY analysis, significant growth in total points of contact was attributable primarily to an increase of 568 Agentes BCP, both in Lima (+191) and in provinces (+377). It is important to note that this growth has been planned according to this channel’s historic evolution in each territory to ensure that we hit our targets for national growth. The bank is prioritizing growth in the provinces given that this channel is an effective means of reaching a larger public in these areas.

The aforementioned offset the reduction in branches and ATMs. The drop in the number of branches occurred in Lima (-20) and in provinces (-13), in line with migration to cost-efficient channels. In terms of ATMs, the YoY figures show a decline in both Lima (-41) and in provinces (-36) after these were removed from branches.

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9.1.3 Transactions per channel – BCP Stand-alone

Transactions per channel – BCP Stand-alone

		Monthly average in each quarter						% change
	N° of Transactions per channel (1)	1Q18%		4Q18%		1Q19%		QoQ	YoY
Traditional	Teller	7,989,543	6.1%	8,253,527	4.9%	7,836,871	4.4%	-5.0%	-1.9%
channels	Telephone banking	4,502,039	3.4%	5,352,943	3.2%	4,947,564	2.8%	-7.6%	9.9%
Cost-efficient	Agentes BCP	19,147,059	14.5%	25,641,330	15.1%	24,802,140	13.9%	-3.3%	29.5%
channels	ATMs	21,733,218	16.5%	21,283,188	12.5%	24,405,732	13.7%	14.7%	12.3%
Digital	Mobile banking	35,607,617	27.0%	60,966,991	35.9%	68,528,959	38.4%	12.4%	92.5%
channels	Internet banking Via BCP	16,520,889	12.5%	16,931,303	10.0%	16,185,835	9.1%	-4.4%	-2.0%
	Balance inquiries	1,716,853	1.3%	1,441,490	0.8%	2,161,369	1.2%	49.9%	25.9%
Others	Telecrédito	10,415,356	7.9%	12,037,379	7.1%	11,318,983	6.3%	-6.0%	8.7%
	Direct debit	615,195	0.5%	670,435	0.4%	717,284	0.4%	7.0%	16.6%
	Points of sale P.O.S.	13,251,916	10.1%	16,986,238	10.0%	17,205,460	9.6%	1.3%	29.8%
	Other ATMs network	201,712	0.2%	237,932	0.1%	212,155	0.1%	-10.8%	5.2%
	Total transactions	131,701,397	100.0%	169,802,756	100.0%	178,322,351	100.0%	5.0%	35.4%

(1) Figures include monetary and non-monetary transactions.

The monthly average of transactions increased both QoQ (+5.0%) and YoY (+35.4%). It is important to note the sustained increase in transactions through Mobile banking, which continued to notably increase its share of total transactions, reaching a level of 38.4% in 1Q19. This was in line with the strategy to migrate clients to digital channels due to lower costs. The share of Internet Banking Via BCP continued to fall, situating at 9.1%.

In the YoY analysis, which excludes the seasonal effect, we see an increase in the monthly average of transactions, which was due primarily to the increase in volumes through the following channels:

(i)	Mobile Banking (+92.5% YoY), which continued to increase its share of total transactions through the mobile applications “Banca Móvil BCP” and “Tus Beneficios BCP”, specifically due to growth in the number of digital token users, who are now able to conduct more transactions safely and quickly in digital channels. Additionally, different initiatives were held in Retail Banking, such as campaigns in social networks, digital directories and direct downloads of the application through Internet Banking Via BCP.

(ii)	Agentes BCP (+29.5% YoY), mainly attributable to the transactional growth of withdrawals and deposits, in line with the increase in account openings, and to a lesser extent, in the payment of services, due to the new option of collections of the RENIEC. Likewise, a large part of the growth in transactions is explained by the increase of Agentes BCP points (+568 YoY) and by growth in their market demand. Additionally, to the continuous increase of download, consultation and issuance of drafts.

(iii)	Points of Sale P.O.S (+29.8% YoY), where growth was due primarily to an increase in VISANET’s penetration.

The channels that posted a YoY decrease were: (i) Tellers (-1.9%), due to an increase in the use of Agentes BCP and ATMs, and (ii) Internet Banking ViaBCP (-2.0%), which was associated with an increase in the use of Mobile Banking, which offers similar solutions to those available in Internet Banking and which captured more clients due to the Digital Token campaign. It is important to note that the drop in both channels was driven by non-monetary transactions.

It is important to note that future growth in banking in the region will be focused mainly in digital channels; as such, Credicorp will continue to increase its strategic position in these cost-effective venues. This is in line with Credicorp’s Transformation Strategy and is the driving force behind the fact that Mobile Banking posted the highest growth in the total transactions volume.

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9.1.4 Points of Contact – BCP Bolivia

		As of		change (units)
	Mar 18	Dec 18	Mar 19	QoQ	YoY
Branches	55	56	56	-	1
ATMs	275	293	299	6	24
Agentes BCP Bolivia	248	369	363	-6	115
Total Bolivia's Network	578	718	718	-	140

The number of points of contact at BCP Bolivia remained stable QoQ in 1Q19. This was attributable to the drop in Agentes BCP Bolivia (-6 QoQ) after clean-up was conducted in 1Q to eliminate Agentes that posted poor results in 2018 and to an increase in ATMs (+6 QoQ). In 2019, BCP Bolivia’s strategy is to grow its Agentes by 450 by year-end.

BCP Bolivia increased its points of contact (+140 YoY), primarily through an increase in Agentes.

9.2 Microfinance

9.2.1 Points of Contact – Mibanco

		As of		change (units)
	Mar 18	Dec 18	Mar 19	QoQ	YoY
Total Mibanco's Network (1)	325	326	324	-2	-1

(1) Mibanco does not have Agentes or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in Dec 17, Sep 18 and Dec 18 were 38, 37 and 35 respectively.

Mibanco registered a decrease in its number of branches (-2) QoQ and (-1) YoY, attributable to the reduction of Banco de la Nacion branches. It is important to note that Mibanco has an agreement with the Banco de la Nacion to use its branches around the country to reduce costs. At the end of 1Q19, these branches represented 11% (35 branches) of the total of 324 branches.

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10.       Economic Perspectives

10.1. Peru Economic Forecasts

Peru	2015	2016	2017	2018	2019 (3)
GDP (US$ Millions)	191,517	194,745	214,332	225,259	229,800
Real GDP (% change)	3.3	4.0	2.5	4.0	3.7
GDP per capita (US$)	6,138	6,182	6,740	6,996	7,071
Domestic demand (% change)	2.9	1.1	1.4	4.3	3.8
Total consumption (% change)	4.9	2.8	2.2	3.6	3.6
Private Consumption (% change)	4.0	3.3	2.5	3.8	3.8
Gross fixed investment (as % GDP)	23.8	22.2	20.9	21.8	22.1
Private Investment (% change)	-4.2	-5.4	0.2	4.4	5.3
Public Investment (% change)	-9.5	-0.2	-2.3	8.4	-5.0
Public Debt (as % GDP)	23.3	23.9	24.9	25.7	26.5
System loan growth (% change) (1)	14.4	4.9	5.6	10.1	-
Inflation (2)	4.4	3.2	1.4	2.2	2.3
Reference Rate	3.75	4.25	3.25	2.75	2.75
Exchange rate, end of period	3.41	3.36	3.24	3.37	3.35-3.40
Exchange rate, (% change)	14.6%	-1.7%	-3.5%	4.1%	-0.6%
Fiscal balance (% GDP)	-2.1	-2.6	-3.1	-2.5	-2.1
Trade balance (US$ Millions)	-2,916	1,953	6,571	7,049	6,000
(As % GDP)	-1.5%	1.0%	3.1%	3.1%	2.6%
Exports	34,414	37,082	45,275	48,942	50,000
Imports	37,331	35,128	38,704	41,893	44,000
Current account balance (US$ Millions)	-9,169	-5,303	-2,537	-3,349	-4,136
(As % GDP)	-4.8%	-2.7%	-1.2%	-1.5%	-1.8%
Net international reserves (US$ Millions)	61,485	61,686	63,621	60,121	64,500
(As % GDP)	32.1%	31.7%	29.7%	26.7%	28.1%
(As months of imports)	20	21	20	17	18

Source: INEI, BCRP, and SBS.

(1) Financial System, Current Exchange Rate.

(2) Inflation target: 1% - 3%.

(3) Estimates by BCP Economic Research as of April 2019.

10.2. Main Economic Variables

Economic Activity – GDP (% change YoY)

Source: INEI

46

In 4Q18 GDP expanded around 4.8% YoY (3T18: 2.4%). The acceleration in the last quarter growth corresponds to the second anchovy fishing season (there was none in 4Q17) and the recovery of public investment of the general government (4Q18: 19% YoY). Both factors explain approximately half of GDP expansion during 4Q18. All in all, the economy grew 4.0% in 2018, reaching one of the highest growth rates within the region.

In 1Q19 estimated GDP growth stood around 2.3% YoY. The deceleration of the growth responds to: (i) a contraction of primary sectors, mainly the mining, fishing and primary resource manufacturing, (ii) a contraction of public investment of the general government of 7.4% YoY in real terms (Local governments fell 23.6% YoY), and (iii) to a lesser extent, a deceleration of the sectors associated with consume (commerce and services) compared to 4Q18. Thus, non-primary GDP decelerated from 4.8% YoY in 4Q18 to 3.3% YoY in 1Q19.

Inflation and Monetary Policy rate (%)

Source: INEI, BCRP

Interannual inflation closed in 1Q19 at 2.3% YoY (2018: 2.2%), and remain within the target range of the Central Bank (1%-3%) for fifth consecutive month. In parallel, core inflation (which excludes foods and energy) also accelerated, reaching 2.6% YoY (2018: 2.2%), its highest level in approximately year and a half.

During 1Q19 the Central Bank held its policy rate unchanged at 2.75% (it maintains the same level since 1Q18). The institution took into account that the non-primary economic activity continues to show signals of higher dynamism, although production remains below its potential. Hence, the Board of the Central Bank considered appropriate to maintain the expansive monetary policy stance amid anchored inflation expectations and economic activity below its potential.

Fiscal Result and Current Account Balance (% of GDP, Quarter)

Source: BCRP

*BCP estimates

47

The annualized fiscal deficit in 1Q19 represented 1.9% of GDP (2018: 2.5%), the lowest level since late 2015. The narrowing fiscal deficit is explained due to: (i) higher fiscal revenues (from 19.3% of the GDP in 2018 to 19.6% in 1Q19), and (ii) a decrease in non-financial (from 20.4% of the GDP in 2018 to 20.1% in 1Q19). Regarding revenues, is noticeable an increase of 5.4% YoY advance in VAT revenues (in real terms). In contrasts, public investment of the general government contracted 7.4% YoY in real terms (Local governments fell 23.6% YoY mostly in response to changes in local and regional authorities).

In annualized terms up to Feb-19, the accumulated trade balance registers a surplus of US$ 6,588 million. In this period, exports stood at US$ 48.6 billion, an increase of 5.4% YoY (traditional goods: +3.5%, non-traditional goods: +10.4%). It is important to highlight that, in the same period, copper exports reached US$ 15.7 billion and increased 3.0% YoY. Regarding imports, in annualized terms to feb-19, they reached US$ 42.0 billion and expanded 6.7% YoY (consumer goods: +1.3%, raw materials: +12.6%, capital goods: +2.5%). Finally, in 1Q19 the terms of trade contracted 7.1% YoY, the third consecutive quarter ground

Exchange rate (S/ per US$)

Source: SBS

In 1Q19 the exchange rate closed at 3.318 Soles per US Dollar, by which the Peruvian Sol appreciated 1.6%, compared to end-2018 (3.373 Soles per US Dollar). In the first quarter of the year most of the region currencies were benefit by a context of: (i) The expectations of the US Federal Reserve adopting a more dovish stance (lower conviction about increased its monetary policy rate), and (ii) an improvement in the tone of trade negotiations between USA and China. It is important to highlight that at the closure of 1Q19 the average copper price increase 9.0% compared to end-2018.

In 1Q19 almost all currencies of the region appreciated. With exception of the Brazilian Real (-1.0%), the Chilean Peso (2.1%), Colombian Peso (2.0%), Mexican peso (1.1%) and Peruvian Sol (1.6%) appreciated. In parallel, during 1Q19 the Central Bank made interventions in the FX market through US$ purchases for 385 million. These purchases were particularly made in Mar-19, in a context of Sol appreciation after the US Federal Reserve meeting and its dovish messages.

48

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.

Forward-looking statements can be identified by words such as: "anticipate”, "intend", "plan", "goal”, "seek”, "believe”, "project", "estimate”, "expect", "strategy”, "future”, "likely”, "may”, "should”, "will" and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to Return on Average Equity, Sustainable Return on Average Equity, Cost of Risk, Loan growth, Efficiency ratio, BCP Stand-alone Common Equity Tier 1 Capital ratio and Net Interest Margin, current or future volatility in the credit markets and future market conditions, expected macroeconomic conditions, our belief that we have sufficient liquidity to fund our business operations during the next year, expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, product development, market position, financial results and reserves and strategy for risk management.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Any forward-looking statement made in this material is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events

49

11.       Appendix

11.1. Credicorp

CREDICORP LTD. AND SUBSIDIARIES

STATEMENT OF FINANCIAL POSITION

(In S/ thousands, IFRS)

		As of		% change
	Mar 18	Dec 18	Mar 19	QoQ	YoY
ASSETS
Cash and due from banks (1)
Non-interest bearing	6,003,164	7,435,807	7,015,680	-5.7%	16.9%
Interest bearing	15,381,534	14,732,709	15,104,170	2.5%	-1.8%
Total cash and due from banks	21,384,698	22,168,516	22,119,850	-0.2%	3.4%

Cash collateral, reverse repurchase agreements and securities borrowing	7,117,632	4,082,942	4,026,447	-1.4%	-43.4%

Fair value through profit or loss investments	7,921,749	3,512,445	4,136,148	17.8%	-47.8%
Fair value through other comprehensive income investments (2)	22,673,306	25,195,835	27,184,560	7.9%	19.9%
Amortized cost investments	4,077,491	4,154,838	3,639,821	-12.4%	-10.7%

Loans	100,570,511	110,759,390	108,350,384	-2.2%	7.7%
Current	97,575,294	107,642,312	105,197,197	-2.3%	7.8%
Internal overdue loans	2,995,217	3,117,078	3,153,187	1.2%	5.3%
Less - allowance for loan losses	(4,805,105)	(4,952,392)	(4,862,801)	-1.8%	1.2%
Loans, net	95,765,406	105,806,998	103,487,583	-2.2%	8.1%

Financial assets designated at fair value through profit or loss	533,797	521,185	576,618	10.6%	8.0%
Accounts receivable from reinsurers and coinsurers	674,320	842,043	805,009	-4.4%	19.4%
Premiums and other policyholder receivables	707,241	887,273	845,702	-4.7%	19.6%
Property, plant and equipment, net	1,471,886	1,480,702	2,953,039	99.4%	100.6%
Due from customers on acceptances	721,061	967,968	611,142	-36.9%	-15.2%

Investments in associates (3)	561,585	582,132	574,283	-1.3%	2.3%
Intangible assets and goodwill, net	1,972,467	2,055,702	2,050,664	-0.2%	4.0%
Other assets (4)	4,926,683	5,004,622	5,218,166	4.3%	5.9%

Total Assets	170,509,322	177,263,201	178,229,032	0.5%	4.5%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	30,566,751	32,249,606	31,381,836	-2.7%	2.7%
Interest bearing	67,626,354	72,301,705	72,345,421	0.1%	7.0%
Total deposits and obligations	98,193,105	104,551,311	103,727,257	-0.8%	5.6%

Payables from repurchase agreements and securities lending	11,596,785	9,415,356	8,806,221	-6.5%	-24.1%
BCRP instruments	6,647,658	5,226,870	4,984,192	-4.6%	-25.0%
Repurchase agreements (5)	2,714,459	2,638,231	2,324,385	-11.9%	-14.4%
Repurchase agreements with customers	2,234,668	1,550,255	1,497,644	-3.4%	-33.0%
Due to banks and correspondents	7,824,148	8,448,139	7,219,120	-14.5%	-7.7%
Bonds and notes issued	15,318,649	15,457,540	15,472,882	0.1%	1.0%
Banker’s acceptances outstanding	721,061	967,968	611,142	-36.9%	-15.2%
Reserves for property and casualty claims	1,202,608	1,366,670	1,465,338	7.2%	21.8%
Reserve for unearned premiums	6,393,957	7,086,002	7,238,393	2.2%	13.2%
Accounts payable to reinsurers	223,048	291,693	280,663	-3.8%	25.8%
Financial liabilities at fair value through profit or loss	376,934	362,310	517,255	42.8%	37.2%
Other liabilities	6,872,354	5,050,136	8,782,774	73.9%	27.8%

Total Liabilities	148,722,649	152,997,125	154,121,045	0.7%	3.6%

Net equity	21,312,210	23,839,243	23,692,091	-0.6%	11.2%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(210,310)	(207,994)	(207,897)	0.0%	-1.1%
Capital surplus	199,996	246,194	222,349	-9.7%	11.2%
Reserves	17,578,906	17,598,556	19,408,876	10.3%	10.4%
Other reserves	1,145,570	708,453	1,128,884	59.3%	-1.5%
Retained earnings	1,279,055	4,175,041	1,820,886	-56.4%	42.4%

Non-controlling interest	474,463	426,833	415,896	-2.6%	-12.3%

Total Equity	21,786,673	24,266,076	24,107,987	-0.7%	10.7%

Total liabilities and net shareholders' equity	170,509,322	177,263,201	178,229,032	0.5%	4.5%

Off-balance sheet	64,544,280	121,222,849	121,965,125	0.6%	89.0%
Total performance bonds, stand-by and L/Cs.	18,442,011	20,774,271	18,784,417	-9.6%	1.9%
Undrawn credit lines, advised but not committed	23,211,153	74,234,033	76,521,908	3.1%	229.7%
Total derivatives (notional) and others	22,891,116	26,214,545	26,658,800	1.7%	16.5%

(1) 1Q18 and 4Q18 figures differ from previously reported, please consider the data presented on this report.

(2) The figures differ from those previously reported due to the disclosure of "Financial assets designated at fair value with effect on results" as a separate item within Assets

(3) Mainly includes JV between Banmedica and Visanet.

(4) Mainly includes receivables, tax credit, and others.

(5) 1Q18 figure differs from previously reported, please consider the data presented on this report.

50

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(In S/ thousands, IFRS)

		Quarter		% change
	1Q18	4Q18	1Q19	QoQ	YoY
Interest income and expense
Interest and dividend income	2,789,141	3,033,544	3,001,674	-1.1%	7.6%
Interest expense (1)	(746,240)	(789,292)	(812,756)	3.0%	8.9%
Net interest income	2,042,901	2,244,252	2,188,918	-2.5%	7.1%
Gross provision for credit losses on loan portfolio	(438,873)	(479,184)	(453,285)	-5.4%	3.3%
Recoveries of written-off loans	67,849	71,230	70,074	-1.6%	3.3%
Provision for credit losses on loan portfolio, net of recoveries	(371,024)	(407,954)	(383,211)	-6.1%	3.3%
Net interest income after provisions	1,671,877	1,836,298	1,805,707	-1.7%	8.0%
Other income
Fee income	749,692	836,642	782,922	-6.4%	4.4%
Net gain on foreign exchange transactions	162,295	212,213	178,423	-15.9%	9.9%
Net gain on securities (2)	89,924	47,139	113,545	140.9%	26.3%
Net gain from associates (2)(3)	16,493	18,844	14,786	-21.5%	-10.3%
Net gain on derivatives held for trading	(312)	(1,697)	(2,434)	43.4%	680.1%
Net gain from exchange difference	5,889	268	7,660	2758.2%	30.1%
Others	82,876	39,825	75,605	89.8%	-8.8%
Total other income	1,106,857	1,153,234	1,170,507	1.5%	5.8%
Insurance underwriting result
Net earned premiums	508,449	534,380	586,951	9.8%	15.4%
Net claims	(294,745)	(325,402)	(386,521)	18.8%	31.1%
Acquisition cost	(97,548)	(87,824)	(91,281)	3.9%	-6.4%
Total insurance underwriting result	116,156	121,154	109,149	-9.9%	-6.0%
Total expenses
Salaries and social benefits	(777,345)	(867,069)	(834,317)	-3.8%	7.3%
Administrative, general and tax expenses	(496,622)	(682,118)	(512,935)	-24.8%	3.3%
Depreciation and amortization (4)	(106,860)	(110,412)	(140,697)	27.4%	31.7%
Impairment loss on goodwill	-	(38,189)	-	-100.0%	-
Association in participation (5)	(4,855)	(171)	(2,736)	1500.0%	-43.6%
Other expenses	(59,164)	(51,222)	(47,441)	-7.4%	-19.8%
Total expenses	(1,444,846)	(1,749,181)	(1,538,126)	-12.1%	6.5%
Profit before income tax	1,450,044	1,361,505	1,547,237	13.6%	6.7%
Income taxes	(385,392)	(384,352)	(423,973)	10.3%	10.0%
Net profit	1,064,652	977,153	1,123,264	15.0%	5.5%
Non-controlling interest	26,844	20,220	22,397	10.8%	-16.6%
Net income attributable to Credicorp	1,037,808	956,933	1,100,867	15.0%	6.1%

(1) As of 2019, the lease expense is included in application of IFRS 16.

(2) The gain from other investments in related companies has been included in the item "Net gain in associates"; which previously was presented in the item "Net gain on securities".

(3) Includes gains on other investments, mainly made up of the profit of Banmedica.

(4) From this quarter, the effect is being incorporated by the application of IFRS 16, which corresponds to a greater depreciation for the asset for right-of-use". Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item "Other expenses".

(5) From this quarter, the item “Association in participation” was incorporated, which previously was presented in the item “Net gain on securities”

51

11.2. BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

STATEMENT OF FINANCIAL POSITION

(In S/ thousands, IFRS)

		As of		% change
	Mar 18	Dec 18	Mar 19	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,589,304	5,991,451	5,816,012	-2.9%	26.7%
Interest bearing	14,581,692	14,081,216	14,327,957	1.8%	-1.7%
Total cash and due from banks	19,170,996	20,072,667	20,143,969	0.4%	5.1%

Cash collateral, reverse repurchase agreements and securities borrowing	5,760,145	3,362,285	3,103,156	-7.7%	-46.1%

Fair value through profit or loss investments	4,190,860	75,948	598,964	688.7%	-85.7%
Fair value through other comprehensive income investments	12,111,102	14,300,023	16,114,399	12.7%	33.1%
Amortized cost investments	3,754,289	3,799,355	3,370,918	-11.3%	-10.2%

Loans	91,979,338	101,193,839	99,021,030	-2.1%	7.7%
Current	89,117,161	98,217,198	96,026,987	-2.2%	7.8%
Internal overdue loans	2,862,177	2,976,641	2,994,043	0.6%	4.6%
Less - allowance for loan losses	(4,576,672)	(4,706,870)	(4,619,470)	-1.9%	0.9%
Loans, net	87,402,666	96,486,969	94,401,560	-2.2%	8.0%

Property, plant and equipment, net	1,280,130	1,246,807	2,710,998	117.4%	111.8%
Due from customers on acceptances	721,061	967,968	611,142	-36.9%	-15.2%
Other assets (1)	3,976,110	4,456,929	4,242,388	-4.8%	6.7%
Total Assets	138,367,359	144,768,951	145,297,494	0.4%	5.0%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations
Non-interest bearing	27,546,637	29,211,023	28,436,099	-2.7%	3.2%
Interest bearing	59,225,122	63,822,674	64,385,457	0.9%	8.7%
Total deposits and obligations	86,771,759	93,033,697	92,821,556	-0.2%	7.0%

Payables from repurchase agreements and securities lending	8,521,239	7,169,908	6,634,166	-7.5%	-22.1%
Due to banks and correspondents	8,069,930	8,583,889	7,307,596	-14.9%	-9.4%
Bonds and notes issued	14,528,362	14,736,828	14,808,551	0.5%	1.9%
Banker's acceptances outstanding	721,061	967,968	611,142	-36.9%	-15.2%
Financial liabilities at fair value through profit or loss	-	35,145	177,013	403.7%	#jDIV/0!
Other liabilities (2)	5,062,029	3,156,219	6,308,115	99.9%	24.6%

Total Liabilities	123,674,380	127,683,654	128,668,139	0.8%	4.0%

Net equity	14,541,053	16,977,532	16,520,005	-2.7%	13.6%
Capital stock	8,476,984	8,476,984	9,924,006	17.1%	17.1%
Reserves	3,965,441	3,965,447	4,476,247	12.9%	12.9%
Other reserves	58,754	8,665	120,338	1288.8%	104.8%
Retained earnings	2,039,874	4,526,436	1,999,414	-55.8%	-2.0%

Non-controlling interest	151,926	107,765	109,350	1.5%	-28.0%

Total Equity	14,692,979	17,085,297	16,629,355	-2.7%	13.2%

Total liabilities and equity	138,367,359	144,768,951	145,297,494	0.4%	5.0%

Off-balance sheet	53,750,678	109,579,381	109,963,761	0.4%	104.6%
Total performance bonds, stand-by and L/Cs.	17,300,355	18,876,728	16,877,145	-10.6%	-2.4%
Undrawn credit lines, advised but not committed	15,744,623	65,983,775	67,926,878	2.9%	331.4%
Total derivatives (notional) and others	20,705,700	24,718,878	25,159,738	1.8%	21.5%

(1) Mainly includes intangible assets, other receivable accounts and tax credit.

(2) Mainly includes other payable accounts.

52

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(In S/ thousands, IFRS)

		Quarter		% change
	1Q18	4Q18	1Q19	QoQ	YoY
Interest income and expense
Interest and similar income	2,479,454	2,683,753	2,656,215	-1.0%	7.1%
Interest and similar expenses	(651,655)	(683,378)	(698,406)	2.2%	7.2%
Net interest, similar income and expenses	1,827,799	2,000,375	1,957,809	-2.1%	7.1%
Gross provision for credit losses on loan portfolio	(422,699)	(461,057)	(437,214)	-5.2%	3.4%
Recoveries of written-off loans	67,581	70,579	69,836	-1.1%	3.3%
Provision for credit losses on loan portfolio, net of recoveries	(355,118)	(390,478)	(367,378)	-5.9%	3.5%
Other income
Fee income	597,425	651,822	632,326	-3.0%	5.8%
Net gains on foreign exchange transactions	155,019	198,051	170,019	-14.2%	9.7%
Net gain on securities	38,288	22,347	5,870	-73.7%	-84.7%
Net gain on derivatives held for trading	(3,395)	2,163	12,670	485.8%	-473.2%
Net gain from exchange difference	5,728	5,621	5,031	-10.5%	-12.2%
Others	63,930	11,421	50,785	344.7%	-20.6%
Total other income	856,995	891,425	876,701	-1.7%	2.3%
Total expenses
Salaries and social benefits	(585,848)	(657,452)	(626,768)	-4.7%	7.0%
Administrative expenses	(388,340)	(561,638)	(434,106)	-22.7%	11.8%
Depreciation and amortization (1)	(82,005)	(85,083)	(80,726)	-5.1%	-1.6%
Other expenses	(47,905)	(40,199)	(31,090)	-22.7%	-35.1%
Total expenses	(1,104,098)	(1,344,372)	(1,172,690)	-12.8%	6.2%
Profit before income tax	1,225,578	1,156,950	1,294,442	11.9%	5.6%
Income taxes	(336,508)	(342,729)	(356,886)	4.1%	6.1%
Net profit	889,070	814,221	937,556	15.1%	5.5%
Non-controlling interest	(7,550)	(4,659)	(4,931)	5.8%	-34.7%
Net income attributable to BCP Consolidated	881,520	809,562	932,625	15.2%	5.8%

(1) From this quarter, the effect is being incorporated by the application of IFRS 16, which corresponds to a greater depreciation for the asset for right-of-use". Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item "Other expenses".

53

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	1Q18	Quarter 3Q18	4Q18
Profitability
Earnings per share (1)	0.086	0.079	0.091
ROAA (2)(3)	2.5%	2.3%	2.6%
ROAE(2)(3)	23.6%	19.5%	22.3%
Net interest margin (2)(3)	5.49%	6.04%	5.74%
Risk adjusted NIM (2)(3)	4.43%	4.86%	4.66%
Funding Cost (2)(3)(4)	2.19%	2.29%	2.28%
Quality of loan portfolio
IOL ratio	3.11%	2.94%	3.02%
NPL ratio	4.08%	4.27%	4.29%
Coverage of IOLs	159.9%	158.1%	154.3%
Coverage of NPLs	122.0%	111.3%	108.8%
Cost of risk (5)	1.54%	1.54%	1.48%
Operating efficiency
Oper. expenses as a percent. of total income - reported (6)	40.9%	45.6%	41.1%
Oper. expenses as a percent. of total income - including all other items	41.1%	46.5%	41.4%
Oper. expenses as a percent. of av. tot. assets (2)(3)(6)	3.04%	3.73%	3.15%
Capital adequacy (7)
Total regulatory capital (S/ Million)	17,391	17,679	19,169
Tier 1 capital (S/ Million) (8)	12,840	12,827	14,510
Common equity tier 1 ratio (9)	11.22%	11.55%	11.39%
BIS ratio (10)	15.91%	14.17%	15.49%

Share Information
N° of outstanding shares (Million)	10,217	10,217	10,217

(1) Shares outstanding of 10,217 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) The funding costs differs from previously reported due to a methodoloy change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(5) Cost of risk: Annualized provision for loan losses / Total loans.

(6) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

(7) All capital ratios are for BCP Stand-alone and based on Peru GAAP

(8) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(9) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(10) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

54

11.3. Mibanco

MIBANCO

(In S/ thousands, IFRS)

		As of		% change
	Mar 18	Dec 18	Mar 19	QoQ	YoY

ASSETS
Cash and due from banks	920,376	1,012,566	1,013,959	0.1%	10.2%
Investments	2,066,837	2,244,798	1,910,967	-14.9%	-7.5%
Total loans	9,650,729	10,048,286	10,192,327	1.4%	5.6%
Current	9,030,632	9,401,674	9,534,598	1.4%	5.6%
Internal overdue loans	486,400	522,689	539,299	3.2%	10.9%
Refinanced	133,697	123,923	118,431	-4.4%	-11.4%
Allowance for loan losses	-873,809	-919,622	-908,751	-1.2%	4.0%
Net loans	8,776,919	9,128,664	9,283,576	1.7%	5.8%
Property, plant and equipment, net	184,516	181,468	185,620	2.3%	0.6%
Other assets	626,001	652,784	978,521	49.9%	56.3%
Total assets	12,574,648	13,220,280	13,372,643	1.2%	6.3%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	7,515,338	8,513,718	8,426,560	-1.0%	12.1%
Due to banks and correspondents	1,956,571	1,846,622	1,705,072	-7.7%	-12.9%
Bonds and subordinated debt	469,223	364,333	367,579	0.9%	-21.7%
Other liabilities	935,442	597,089	939,018	57.3%	0.4%
Total liabilities	10,876,574	11,321,762	11,438,229	1.0%	5.2%
Net equity	1,698,074	1,898,518	1,934,414	1.9%	13.9%

TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	12,574,648	13,220,280	13,372,643	1.2%	6.3%

		Quarter		% change
	1Q18	4Q18	1Q19	QoQ	YoY
Net interest income	490,917	483,717	467,942	-3.3%	-4.7%
Provision for loan losses, net of recoveries	-78,952	-109,537	-90,492	-17.4%	14.6%
Net interest income after provisions	411,965	374,180	377,449	0.9%	-8.4%
Non-financial income	23,832	38,382	45,011	17.3%	88.9%
Total expenses	-257,473	-256,705	-280,396	9.2%	8.9%
Translation result	-	-	-	0.0%	0.0%
Income taxes	-48,689	-53,783	-40,155	-25.3%	-17.5%
Net income	129,636	102,074	101,910	-0.2%	-21.4%

Efficiency ratio	48.9%	49.5%	54.5%	500 bps	560 bps
ROAE	30.6%	21.4%	21.3%	-10 bps	-930 bps
ROAE incl. goodwill	28.1%	19.9%	19.8%	-10 bps	-830 bps
L/D ratio	128.4%	118.0%	121.0%	293 bps	-746 bps
IOL ratio	5.0%	5.2%	5.3%	10 bps	30 bps
NPL ratio	6.4%	6.4%	6.5%	10 bps	10 bps
Coverage of IOLs	179.6%	175.9%	168.5%	-743 bps	-1110 bps
Coverage of NPLs	140.9%	142.2%	138.2%	-406 bps	-275 bps
Branches (1)	325	326	324	-2	-1
Employees	10,083	10,335	10,699	364	616

(1) Includes Banco de la Nacion branches, which in March 18 were 38, in December 18 were 37 and in March 19 were 35.

55

11.4. BCP Bolivia

BCP BOLIVIA

(In S/ thousands, IFRS)

		As of		% change
	Mar 18	Dec 18	Mar 19	QoQ	YoY
ASSETS
Cash and due from banks	1,228,815	1,352,941	1,170,662	-13.5%	-4.7%
Investments	1,479,436	1,411,294	1,467,974	4.0%	-0.8%
Total loans	6,411,458	7,250,534	7,275,812	0.3%	13.5%
Current	6,259,579	7,088,797	7,095,956	0.1%	13.4%
Internal overdue loans	129,871	136,964	155,155	13.3%	19.5%
Refinanced	22,008	24,773	24,701	-0.3%	12.2%
Allowance for loan losses	-220,237	-237,518	-235,077	-1.0%	6.7%
Net loans	6,191,221	7,013,016	7,040,735	0.4%	13.7%
Property, plant and equipment, net	54,947	80,220	45,074	-43.8%	-18.0%
Other assets	90,105	99,421	123,197	23.9%	36.7%

Total assets	9,044,524	9,956,891	9,847,642	-1.1%	8.9%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	8,045,861	8,862,374	8,728,073	-1.5%	8.5%
Due to banks and correspondents	50,874	31,617	29,034	-8.2%	-42.9%
Bonds and subordinated debt	100,562	105,602	103,559	-1.9%	3.0%
Other liabilities	236,150	266,200	320,461	20.4%	35.7%
Total liabilities	8,433,447	9,265,793	9,181,126	-0.9%	8.9%

Net equity	611,077	691,098	666,516	-3.6%	9.1%
TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	9,044,524	9,956,891	9,847,642	-1.1%	8.9%

		Quarter		% change
	1Q18	4Q18	1Q19	QoQ	YoY
Net interest income	70,787	81,922	77,694	-5.2%	9.8%
Provision for loan losses, net of recoveries	-14,872	-16,883	-14,560	-13.8%	-2.1%
Net interest income after provisions	55,915	65,039	63,134	-2.9%	12.9%
Non-financial income	35,238	31,888	29,012	-9.0%	-17.7%
Total expenses	-62,843	-60,978	-72,995	19.7%	16.2%
Translation result	-103	-17	-7	-59.2%	-93.3%
Income taxes	-9,727	-13,057	-6,505	-50.2%	-33.1%
Net income	18,480	22,876	12,640	-44.7%	-31.6%

Efficiency ratio	62.7%	65.7%	61.8%	-390 bps	-90 bps
ROAE	11.8%	13.5%	7.4%	-610 bps	-440 bps
L/D ratio	79.7%	81.8%	83.4%	160 bps	370 bps
IOL ratio	2.03%	1.89%	2.13%	20 bps	10 bps
NPL ratio	2.37%	2.23%	2.47%	30 bps	10 bps
Coverage of IOLs	169.6%	173.4%	151.5%	-2190 bps	-1810 bps
Coverage of NPLs	145.0%	146.9%	130.7%	-1620 bps	-1430 bps
Branches	55	56	56	0	1
Agentes	248	369	363	-6	115
ATMs	275	293	299	6	24
Employees	1,722	1,701	1,663	-38	-59

56

11.5. Credicorp Capital

Credicorp Capital		Quarter		% change
S/ 000	1Q18	4Q18	1Q19	QoQ	YoY
Net interest income	-9,981	-9,028	-9,091	0.7%	-9%
Non-financial income	149,542	160,001	151,689	-5.2%	1.4%
Fee income	101,959	122,097	94,650	-22.5%	-7.2%
Net gain on foreign exchange transactions	5,778	16,012	10,125	-36.8%	75.2%
Net gain on sales of securities	33,898	24,137	50,485	109.2%	48.9%
Derivative Result	2,537	-1,759	-15,470	779.5%	-709.8%
Result from exposure to the exchange rate	-226	-3,267	1,688	-151.7%	-846.9%
Other income	5,596	2,781	10,211	267.2%	82.5%
Operating expenses (1)	-112,782	-159,033	-122,277	-23.1%	8.4%
Operating income	26,779	-8,060	20,321	-352.1%	-24.1%
Income taxes	-5,465	-7,352	-4,750	-35.4%	-13.1%
Non-controlling interest	-240	-300	-152	-49.3%	-36.7%
Net income	21,074	-15,712	15,419	-198.1%	-26.8%

* Unaudited results.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

57

11.6. Atlantic Security Bank

ASB		Quarter		% change
US$ Millions	1Q18	4Q18	1Q19	QoQ	YoY
Total loans	792.5	730.8	732.3	0.2%	-7.6%
Total investments	987.3	870.5	899.7	3.3%	-8.9%
Total assets	2,005.8	1,839.0	1,982.0	7.8%	-1.2%
Total deposits	1,402.1	1,288.3	1,258.3	-2.3%	-10.3%
Net shareholder's equity	222.1	232.1	227.9	-1.8%	2.6%
Net income	9.5	5.1	15.0	196.4%	57.7%

Interest earning assets

Interest earning assets*		Quarter		% change
US$ 000	1Q18	4Q18	1Q19	QoQ	YoY
Due from banks	166	132	112	25.3%	48.4%
Total loans	792	731	732	8.4%	8.2%
Investments	955	827	853	15.4%	11.9%
Total interest earning assets	1,913	1,690	1,698	13.2%	12.7%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities		Quarter		% change
US$ 000	1Q18	4Q18	1Q19	QoQ	YoY
Deposits	1,402	1,288	1,258	8.8%	11.4%
Borrowed Funds	290	236	235	22.8%	23.1%
Other liabilities	92	83	260	11.3%	-64.7%
Total liabilities	1,784	1,607	1,754	11.0%	1.7%

58

Assets under management and Deposits

(US$ Millions)

Portfolio distribution as of March 2019

59

11.7. Grupo Pacifico

GRUPO PACIFICO *

(S/ in thousands )

		As of		% change
	Mar 18	Dec 18	Mar 19	QoQ	YoY
Total assets	11,585,825	12,223,495	12,695,204	3.9%	9.6%
Invesment on securities (1)	8,292,506	8,921,449	9,264,180	3.8%	11.7%
Technical reserves	7,608,970	8,471,154	8,710,591	2.8%	14.5%
Net equity	2,665,814	2,614,480	2,663,129	1.9%	-0.1%

		Quarter		% change
	1Q18	4Q18	1Q19	QoQ	YoY
Net earned premiums	511,859	536,901	588,942	9.7%	15.1%
Net claims	294,744	325,401	386,521	18.8%	31.1%
Net fees	140,181	147,799	134,507	-9.0%	-4.0%
Net underwriting expenses	33,274	23,312	37,011	58.8%	11.2%
Underwriting result	43,660	40,389	30,902	-23.5%	-29.2%
Net financial income	120,026	139,146	143,356	3.0%	19.4%
Total expenses	104,117	122,127	107,450	-12.0%	3.2%
Other income	11,471	38,093	7,098	-81.4%	-38.1%
Traslations results	552	-1,028	-501	-51.3%	-190.8%
Net gain on associates - EPS business and medical services	13,242	13,141	8,918	-32.1%	-32.7%
Medical Assistance insurance deduction	4,855	171	2,736
Income tax	1,762	689	1,517	120.2%	-13.9%
Income before minority interest	78,217	106,755	78,070	-26.9%	-0.2%
Non-controlling interest	2,026	2,338	2,592	10.9%	28.0%
Net income	76,192	104,417	75,478	-27.7%	-0.9%

Ratios
Ceded	14.2%	19.8%	12.2%	-760 bps	-200 bps
Loss ratio (2)	57.6%	60.6%	65.6%	500 bps	800 bps
Fees + underwriting expenses, net / net earned premiums	33.9%	31.9%	29.1%	-280 bps	-480 bps
Underwriting results / net earned premiums	8.5%	7.5%	5.2%	-230 bps	-330 bps
Operating expenses / net earned premiums	20.3%	22.7%	18.2%	-450 bps	-210 bps
ROAE (3)(4)	11.3%	16.4%	11.8%	-460 bps	50 bps
Return on written premiums	9.8%	11.2%	8.4%	-280 bps	-140 bps
Combined ratio of P&C (5)	105.1%	101.6%	104.4%	280 bps	-70 bps

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Net claims / Net earned premiums.

(3) Includes unrealized gains.

(4) Annualized and average are determined as the average of period beginning and period ending.

(5) (Net claims / Net earned premiums) + [(Acquisition cost + total expenses) / Net earned premiums].

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the association with Banmedica. This partnership includes:

(i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

(ii)	corporate health insurance for payroll employees; and

(iii)	medical services.

60

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate Health Insurance and Medical Services

(S/ in thousands)

		Quarter		% change
	1Q18	4Q18	1Q19	QoQ	YoY
Results
Net earned premiums	240,425	257,274	258,455	0.5%	7.5%
Net claims	-194,364	-224,156	-233,597	4.2%	20.2%
Net fees	-10,825	-10,806	-11,879	9.9%	9.7%
Net underwriting expenses	-3,319	-2,280	-2,912	27.7%	-12.3%
Underwriting result	31,917	20,032	10,068	-49.7%	-68.5%

Net financial income	1,261	1,396	1,505	7.8%	19.3%
Total expenses	-19,134	-20,204	-17,535	-13.2%	-8.4%
Other income	189	5,174	1,012	-80.4%	436.7%
Traslations results	-41	40	-17	-141.8%	-59.7%
Income tax	-4,806	-1,497	1,615	-207.9%	-133.6%

Net income before Medical services	9,386	4,941	-3,353	-167.9%	-135.7%

Net income of Medical services	17,018	21,261	21,108	-0.7%	24.0%

Net income	26,404	26,202	17,756	-32.2%	-32.8%

61

11.8. Prima AFP

		Quarter		% change
	1Q18	4Q18	1Q19	QoQ	YoY
Income from commissions	92,404	94,082	99,758	6.0%	8.0%
Administrative and sale expenses	(41,439)	(36,005)	(37,292)	3.6%	-10.0%
Depreciation and amortization	(4,744)	(4,390)	(4,473)	1.9%	-5.7%
Operating income	46,221	53,687	57,993	8.0%	25.5%
Other income and expenses, net (profitability of lace)	4,540	(6,146)	17,712	-388.2%	290.2%
Income tax	(15,496)	(16,980)	(18,829)	10.9%	21.5%
Net income before translation results	35,265	30,561	56,876	86.1%	61.3%
Translations results	(8)	(90)	124	-237.8%	-1620.0%
Net income	35,257	30,471	57,000	87.1%	61.7%
ROAE	24.3%	19.4%	37.6%	1818 pbs	1333 pbs

		As of		% change
	Mar 18	Dec 18	Mar 19	QoQ	YoY
Total assets	925,388	874,649	982,264	12.3%	6.1%
Total liabilities	381,755	241,307	402,446	66.8%	5.4%
Net shareholders' equity (1)	543,633	633,342	579,818	-8.5%	6.7%

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Dic 18	% share	Mar 19	% share
Fund 0	591	1.2%	629	1.2%
Fund 1	5,215	10.9%	5,586	11.0%
Fund 2	35,198	73.5%	37,432	73.8%
Fund 3	6,855	14.3%	7,089	14.0%
Total S/ Millions	47,859	100%	50,736	100%

Source: SBS

Nominal profitability over the last 12 months

	Dic 18 / Dic 17	Mar 19 / Mar 18
Fund 0	3.6%	3.8%
Fund 1	0.7%	2.5%
Fund 2	-0.9%	1.2%
Fund 3	-3.9%	-0.6%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee

Flow	0.18%	Applied to the affiliates' monthly remuneration since June 2017. Feb 17- may 17 =0.87%.

Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

Main indicators and market share	Prima 4Q18	System 4Q18	% share 4Q18	Prima 1Q19	System 1Q19	% share 1Q19
Affiliates	2,137,604	7,018,669	30.5%	2,260,041	7,131,902	31.7%
New affiliations	104,027	104,027	100.0%	117,519	117,519	100.0%
Funds under management (S/ Millions)	47,859	153,414	31.2%	50,736	162,263	31.3%
Collections (S/ Millions)	1,236	3,464	35.7%	1,525	4,023	37.9%
Voluntary contributions (S/ Millions) (1)	937	2,059	45.5%	956	2,069	46.2%
RAM (S/ Millions) (2)	2,676	7,840	34.1%	2,747	7,979	34.4%

Source: SBS

(1) Information available to February 2019.

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

Information available to February 2019.

62

11.9. Table of calculations

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Includes total deposits, due to banks and correspondents, BCRP instruments, repurchase agreements and bonds and subordinated debt.

(3) Does not include Life insurance business.

(4) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.

63